     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1998

                                                      REGISTRATION NO. 333-59053
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-2
                            ------------------------
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          SHAMAN PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                              94-3095806
           (STATE OR OTHER JURISDICTION OF                                (I.R.S. EMPLOYER
            INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NUMBER)

                             213 EAST GRAND AVENUE
                   SOUTH SAN FRANCISCO, CALIFORNIA 94080-4812
                                 (650) 952-7070
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF THE
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 LISA A. CONTE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          SHAMAN PHARMACEUTICALS, INC.
                             213 EAST GRAND AVENUE
                   SOUTH SAN FRANCISCO, CALIFORNIA 94080-4812
                                 (650) 952-7070
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                        OF AGENT FOR SERVICE OF PROCESS)

                                   COPIES TO:

              J. STEPHAN DOLEZALEK, ESQ.                                A. JOHN MURPHY, ESQ.
           BROBECK, PHLEGER & HARRISON LLP                    SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
        TWO EMBARCADERO PLACE, 2200 GENG ROAD                SEVENTEENTH FLOOR, FOUR EMBARCADERO CENTER
           PALO ALTO, CALIFORNIA 94301-0913                     SAN FRANCISCO, CALIFORNIA 94111-4106
                    (650) 424-0160                                         (415) 434-9100

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM     PROPOSED MAXIMUM       AMOUNT OF
TITLE OF EACH CLASS OF                          AMOUNT TO BE      OFFERING PRICE          AGGREGATE         REGISTRATION
SECURITIES TO BE REGISTERED                    REGISTERED (1)        PER SHARE       OFFERING PRICE (1)        FEE(3)
--------------------------------------------------------------------------------------------------------------------------
Series C Convertible Preferred Stock, $.001
  par value.................................      200,000              $100              $20,000,000           $5,900
--------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value...............    6,201,551(2)            --                   --                  --
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Represents (i) the maximum number of shares of Series C Convertible Preferred Stock being sold pursuant to this offering, and (ii) a number of additional shares of Common Stock as may from time to time become issuable upon conversion of such preferred stock or by reason of stock splits, stock dividends and other similar transactions and is set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.
(2) The number of shares of Common Stock to be registered is estimated using the price of $3.225 per share, which was 85% of the average closing prices of the Common Stock reported by The Nasdaq Stock Market for the 10 trading days from July 10, 1998 to July 23, 1998.

(3) Previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 31, 1998


                        MINIMUM OFFERING 150,000 SHARES
                        MAXIMUM OFFERING 200,000 SHARES

                      SERIES C CONVERTIBLE PREFERRED STOCK

    This Prospectus relates to the offer and sale by Shaman Pharmaceuticals, Inc. (the "Company") of (i) a minimum of 150,000 (the "Minimum") and a maximum of 200,000 (the "Maximum") shares (the "Shares") of Series C Convertible Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"); and (ii) in accordance with Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), an indeterminate number of shares of the Company's Common Stock, par value $0.001 per share (the "Common Stock"), as may be issuable upon conversion of the Series C Preferred Stock or as a result of stock splits, stock dividends and other similar transactions. Investor funds will be placed in an escrow account, and no funds will be released to the Company until the Company receives and accepts subscriptions for a minimum of 150,000 Shares.

    Each share of Series C Preferred Stock shall be entitled to receive cumulative dividends paid semi-annually on May 31 and November 30 of each year to the holders of record of such shares on March 31 and September 30 of such year (the "Dividends") as follows: (i) a stock-on-stock dividend of $10.00 per annum, paid in arrears, in shares of Common Stock (valued at 85% of the average closing price of the Common Stock for the 10 trading day period ending three trading days prior to the date on which the dividend is paid); plus (ii) a cash amount equaling 0.00005% of the Company's United States net sales, if any, for the preceding two calendar quarters of its SP-303/Provir(TM) product for the treatment of diarrhea (equivalent to a 7.5% royalty for the Minimum and a 10% royalty for the Maximum of the aggregate shares of Series C Preferred Stock) less $5.00 (the value of the semi-annual stock dividend). If, under Delaware law, the Company is unable to pay the cash amount of the Dividends, then the cash portion of the Dividends shall be payable in shares of Common Stock (valued at 85% of the average closing price of the Common Stock for the 10 day trading period ending three days prior to the date on which the dividend is paid). Each Share shall be convertible, at any time at least 12 months after the original issuance date thereof at the election of each holder, and automatically on the fourth anniversary of the date on which any shares of Series C Preferred Stock were first issued, into the greater of (i) 16.6667 shares of Common Stock or
(ii) such number of shares of Common Stock as equals $100 divided by 85% of the average closing price of the Common Stock reported by the Nasdaq Stock Market for the 10 trading day period ending three trading days prior to the date of conversion.

    The Common Stock of the Company is traded on The Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "SHMN." On July 27, 1998, the last sale price for the Common Stock as quoted on The Nasdaq National Market was $3.4375 per share.

    Prior to this offering, there has been no public market for the Series C Preferred Stock. The public offering price is expected to be $100 per share. See "Plan of Distribution" for a discussion of the factors in determining the initial public offering price. The Company initially filed an application to list the Shares on The Nasdaq SmallCap Market. The application, however, was denied by the Nasdaq staff. The placement agent, Dakin Securities Corporation, has applied for inclusion of the Series C Preferred Stock on the NASD OTC Bulletin Board under the symbol "SHMNX." The OTC Bulletin Board System is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than The Nasdaq Stock Market, and quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for The Nasdaq Stock Market. In the event the Shares are not included on the OTC Bulletin Board, quotes for the Shares may be included in the "pink sheets" for the over-the-counter market. See "Risk Factors -- No Assurance of Public Trading Market for Preferred Stock."
                            ------------------------

 AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE
                      "RISK FACTORS" BEGINNING ON PAGE 7.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                       UNDERWRITING
                                          PRICE TO                     DISCOUNT AND                   PROCEEDS TO
                                           PUBLIC                     COMMISSIONS(1)                   COMPANY(2)
------------------------------  ----------------------------   ----------------------------   ----------------------------
Per Share.....................  $          100.00              $           6.00               $          94.00
--------------------------------------------------------------------------------------------------------------------------
Total Minimum.................  $        15,000,000            $         900,000              $        14,100,000
--------------------------------------------------------------------------------------------------------------------------
Total Maximum.................  $        20,000,000            $        1,200,000             $        18,800,000
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

---------------
(1) The Company has granted Dakin Securities Corporation (the "Placement Agent") the exclusive right to sell the Series C Preferred Stock on a "best efforts" basis. The commissions set forth in the table above assume that the Placement Agent will receive a commission equal to six percent of the aggregate sales price of all the Series C Preferred Stock sold in the offering. The Placement Agent is entitled to a commission of three percent, rather than six percent, in certain circumstances. The Company has also agreed to reimburse the Placement Agent for certain expenses incurred in connection with the offering and to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

(2) Before deducting expenses estimated at $275,000, which are payable by the Company.
                            ------------------------

     It is expected that delivery of the Series C Preferred Stock will be made
in San Francisco, California on or about             , 1998.
                          DAKIN SECURITIES CORPORATION
                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS JULY   , 1998

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements incorporated by reference herein. An investment in the shares of Series C Preferred Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the factors identified under "Risk Factors." Except as otherwise specified, the information in this Prospectus gives effect to the Company's agreement, upon the consummation of this offering, not to issue shares of its Series B Preferred Stock pursuant to certain Series B Preferred Stock Purchase Agreements, dated June 10, 1998, by and among the Company and certain investors.

                                  THE COMPANY

     Shaman discovers and develops novel pharmaceutical products for the treatment of human diseases and their symptoms through the isolation and optimization of active compounds found in tropical plants. The Company believes that by focusing on drugs extracted from plants with a history of medicinal use, its drug discovery efforts may be quicker and more likely to lead to safe and effective pharmaceuticals. Shaman has three product candidates in clinical development -- SP-303/Provir, nikkomycin Z and SP-134101. These product candidates target five indications. Of these product candidates, the most advanced, SP-303/Provir, entered into a Phase III human clinical trial in March 1998 for the treatment of diarrhea in people with AIDS. In May 1998, the U.S. Food and Drug Administration ("FDA") formally notified the Company that SP-303/Provir had been granted "fast track product" designation. Earlier in 1998, the FDA also advised the Company that upon its completion, data from Shaman's single Phase III study along with corroborative information from a previously completed Phase II trial may serve as the basis for the submission of a New Drug Application ("NDA"). In the Phase II trial, SP-303/Provir was shown to provide a significant treatment effect for diarrhea in people with AIDS. If the results of the current trial, which is currently over 75% enrolled, are positive, the Company expects to file an NDA for commercial approval of SP-303/Provir in early 1999. With a fast track designation from the FDA for the indication of diarrhea in people with AIDS, the Company is preparing for potential product launch in the second half of 1999 and intends to retain U.S. marketing rights to this product. The Company intends to out-license marketing rights for Europe and other parts of the world.

     SP-303/Provir has shown an ability to inhibit a primary mechanism in watery diarrhea, and is also being evaluated in human clinical trials for watery diarrhea indications other than diarrhea in people with AIDS. In July 1998, the Company completed two separate Phase II dose optimization studies of SP-303/Provir in acute watery diarrhea from two different populations. Both studies were double-blind, randomized, placebo-controlled. Positive, statistically significant results in the reduction of time to last unformed stool ("TLUS") over 48 hours, the key efficacy end point, were achieved in each study. These studies also showed SP-303/ Provir to be well tolerated. The Company also intends to advance SP-303/Provir in clinical development for a third indication, pediatric diarrhea. Shaman is currently engaged in formulation development and in planning the ongoing clinical development program for this indication. SP-303/Provir has now been tested in over 700 patients, including over 170 people with AIDS, with no significant drug-related effects.

     Nikkomycin Z is an orally-active anti-fungal compound. The Company believes that nikkomycin Z has the potential to treat endemic mycoses and other systemic fungal infections. In 1997 Shaman completed a Phase I trial in the United Kingdom, with results showing that the drug appeared to be safe when orally administered. The Company filed an Investigational New Drug application ("IND") in the United States in December 1997.

     Shaman's third compound in clinical development, SP-134101, is an oral product for the treatment of Type II (adult onset or non-insulin dependent) diabetes. In animal models, the compound has demonstrated the ability to lower glucose and triglycerides and have a beneficial effect on blood pressure. The compound appears to work by increasing glucose uptake in the peripheral tissues and decreasing triglyceride output from the liver. From a discovery research effort that led to the identification of 26 chemically distinct, orally-active compounds that demonstrated glucose lowering effects in preclinical animal testing, SP-134101 was Shaman's first proprietary product candidate from its diabetes program to enter clinical trials in January 1998. Significant funding for the Company's diabetes discovery research program has been and is being provided through a collaboration with Lipha, s.a., a wholly-owned subsidiary of Merck KGaA, Darmstadt, Germany

("Lipha/Merck"), and has been previously provided through a collaboration with Ono Pharmaceutical Co., Ltd. ("Ono"). Both Lipha/Merck and Ono will make milestone payments to Shaman on any product candidates resulting from their respective collaborations. Lipha/Merck and Ono have no commercialization rights to SP-134101 and no milestone payments are due to the Company on the development and commercialization of this compound.

     Shaman Pharmaceuticals, Inc. was incorporated in California in May 1989, began operations in March 1990 and reincorporated in Delaware in January 1993. The Company's principal executive offices are located at 213 East Grand Avenue, South San Francisco, California, 94080-4812, and its telephone number is (650) 952-7070.

     SP-303/Provir(TM) and the Company's stylized logo are trademarks of the Company. Shaman Pharmaceuticals(R) and Virend(R) are registered U.S. trademarks of the Company.

                                  THE OFFERING

SERIES C CONVERTIBLE PREFERRED
STOCK OFFERED(1)..............   Minimum: 150,000 shares at $100 per share
                                 Maximum: 200,000 shares at $100 per share

PREFERRED STOCK OUTSTANDING
AFTER THE OFFERING............   Minimum: 550,000 shares
                                 Maximum: 600,000 shares

COMMON STOCK OUTSTANDING AFTER
  THE OFFERING(2).............   18,980,862 shares

USE OF PROCEEDS...............   Research, development, clinical testing,
                                 regulatory activities and pre-commercialization activities for SP-303/Provir

NASDAQ NATIONAL MARKET
SYMBOL........................   SHMN
---------------
(1) Investor funds will be deposited into an interest bearing escrow account maintained with U.S. Bank Trust N.A. The escrow provides that funds may be released from escrow only upon the satisfaction of certain conditions,
    including the deposit of $15,000,000 in the escrow account by August   ,
    1998; provided, however the Company may extend such date for up to an additional 30 days. Interest on deposited funds will accrue at a rate of 10% per annum from the date such funds are placed into the escrow account.

(2) Based on shares outstanding as of July 24, 1998. Excludes (i) 2,952,629 shares of Common Stock issuable upon the exercise of options outstanding under the Company's stock option plan; (ii) 1,261,024 shares issuable upon exercise of outstanding warrants; (iii) 400,000 shares issuable upon the conversion of Series A Preferred Stock; (iv) an estimate of 4,651,163 to 6,201,551 shares issuable upon the conversion of reserved but unissued Series C Preferred Stock; and (v) approximately 2,234,953 shares issuable upon conversion of senior convertible notes.

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                                                            THREE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,            MARCH 31,
                                        --------------------------------    ------------------
                                          1997        1996        1995       1998       1997
                                        --------    --------    --------    -------    -------
STATEMENTS OF OPERATIONS DATA:
Revenue from collaborative
  agreements..........................  $  3,500    $  3,406    $  2,210    $   875    $   875
Operating expenses:
  Research and development............    24,140      19,138      17,635      7,513      6,015
  General and administrative..........     4,833       3,537       3,705      1,276        991
                                        --------    --------    --------    -------    -------
          Total operating expenses....    28,973      22,675      21,340      8,789      7,006
                                        --------    --------    --------    -------    -------
Loss from operations..................   (25,473)    (19,269)    (19,130)    (7,914)    (6,131)
Interest income.......................     1,218       1,082       1,695        232        251
Interest expense (cash)...............    (1,341)       (603)       (569)      (807)      (101)
Interest expense (non-cash)...........    (3,692)         --          --         --         --
                                        --------    --------    --------    -------    -------
Net loss..............................  $(29,288)   $(18,790)   $(18,004)   $(8,489)   $(5,981)
                                        ========    ========    ========    =======    =======
Net loss per share(1).................  $  (1.72)   $  (1.39)   $  (1.37)   $ (0.48)   $ (0.39)
                                        ========    ========    ========    =======    =======
Shares used in calculation of net loss
  per share(1)........................    17,010      13,496      13,161     17,836     15,455
                                        ========    ========    ========    =======    =======
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(2)........................        --          --          --         --         --
                                        ========    ========    ========    =======    =======

                                                                       MARCH 31, 1998
                                                            -------------------------------------
                                       DECEMBER 31, 1997     ACTUAL            AS ADJUSTED
                                       -----------------    ---------    ------------------------
                                                                         MINIMUM(3)    MAXIMUM(4)
                                                                         ----------    ----------
BALANCE SHEET DATA:
Cash, cash equivalents, and short
  term investments...................      $  21,421        $  14,199     $ 28,024      $ 32,724
Working capital......................         14,547            6,814       20,639        25,339
Total assets.........................         26,753           19,277       33,102        37,802
Long-term obligations, including
  current installments...............          6,802            6,423        6,423         6,423
Senior convertible notes.............          9,967           10,179       10,179        10,179
Accumulated deficit..................       (111,910)        (120,399)    (120,399)     (120,399)
Total stockholders' equity (net
  capital deficiency)................          5,148           (3,012)      10,813        15,513

---------------
(1) Net loss per share is based on the weighted average number of common shares outstanding during the period.

(2) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends (i) earnings consist of operating loss plus fixed charges and preferred stock dividends and (ii) fixed charges consist of interest expense incurred, plus the portion of rent expense under operating leases deemed by the Company to be representative of the interest factor. For the years ended December 31, 1997, 1996 and 1995 and for the three-month periods ended March 31, 1998 and 1997, the Company's historical earnings were insufficient to cover fixed charges by $29.3 million, $18.8 million, $18.0 million, $8.5 million and $6.0 million, respectively.

(3) Adjusted to reflect the sale by the Company of 150,000 shares of Series C Preferred Stock at the public offering price of $100 per share and the application of the net proceeds therefrom of approximately $13.8 million. See "Use of Proceeds" and "Capitalization."

(4) Adjusted to reflect the sale by the Company of 200,000 shares of Series C Preferred Stock at the public offering price of $100 per share and the application of the net proceeds therefrom of approximately $18.5 million. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     The shares offered hereby involve a high degree of risk. The following risk factors should be considered carefully in addition to the other information contained or incorporated by reference in this Prospectus before purchasing the shares of Series C Preferred Stock offered hereby. In addition to the historical information contained herein, the discussion in this Prospectus may contain certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include those discussed below as well as those cautionary statements and other factors set forth elsewhere herein.

     Risk Regarding Failure to Meet Continued Listing Requirements. On June 10, 1998 the Company received correspondence from The Nasdaq National Market ("Nasdaq") stating that they had found that the Company no longer met the $4,000,000 net tangible asset requirement for continued listing on The Nasdaq National Market. As of March 31, 1998, the Company had a net capital deficiency of ($3,011,702). On July 15, 1998 the Company requested a formal hearing to determine the Company's compliance with the Nasdaq listing requirements. The hearing date has been scheduled for September 3, 1998. The Company believes it is in compliance with all other listing requirements. However, absent additional financing, the receipt of license fees or milestone payments from corporate partnerships or the conversion of outstanding convertible notes, there can be no assurance that the Company will satisfy the Nasdaq National Market listing requirements at or after the time of such hearing. If the Company fails to satisfy The Nasdaq National Market that it meets such requirements, the Common Stock will no longer be traded on The Nasdaq National Market, and the Company would need to seek listing on the American Stock Exchange. If traded on the American Stock Exchange, the Company's Common Stock may be subject to reduced liquidity and reduced analyst coverage, the Company's ability to raise capital in the future may be inhibited and the Company's business, financial condition and results of operations could be materially adversely affected.

     Early Stage of Development; Technological Uncertainty. Shaman has not yet completed the development of any products. Many of the Company's products will require significant additional clinical testing and investment of capital prior to commercialization. Products for therapeutic use in human health care must be evaluated in extensive human clinical trials to determine their safety and efficacy as part of a lengthy process to obtain government approval. The Company's SP-303/Provir, nikkomycin Z and SP-134101 products are each in clinical development. Positive results for any of these products in a clinical trial do not necessarily assure that positive results will be obtained in future clinical trials or that government approval to commercialize the products will be obtained.

     Clinical trials may be terminated at any time for many reasons, including toxicity or adverse event reporting. There can be no assurance that any of the Company's products will be successfully developed, enter into human clinical trials, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed or that the Company will not encounter problems in clinical trials that will cause the Company to delay or suspend product development. Failure of any of the Company's products to be commercialized could have a material adverse effect on the Company's business, financial condition and results of operations.

     History of Operating Losses; Products Still in Development; Future Profitability Uncertain. Shaman was incorporated in 1989 and has experienced significant operating losses in each of its fiscal years since operations began. The Company incurred an operating loss of approximately $8.5 million for the three months ended March 31, 1998 and additional losses of $3.0 million in April 1998 and $2.7 million in May 1998. The loss in April was a result of the Company's incurring research and development expenses of approximately $2.8 million, general and administrative expenses of approximately $364,000 and interest expense net of interest income of approximately $151,000. These expenses were partially offset by revenues of approximately $292,000 for the month. The loss in May was a result of the Company's incurring research and development expenses of approximately $2.4 million, general and administrative expenses of approximately $525,000 and interest expense net of interest income of approximately $142,000. These expenses were partially offset by revenues of approximately $433,000 for the month. As of May 31, 1998, the Company's accumulated deficit was approximately $126.1 million. The Company has not generated any product revenues to date. All of Shaman's products and compounds are still in the research and development stage, which requires substantial expenditures of funds. In order to generate revenues or profits, the Company, alone or with others, must successfully develop, test, obtain regulatory approval for and market its potential products. No assurance can be given that Shaman's product development efforts will be successful, that required regulatory approvals will be obtained, or that the products, if developed and introduced, will be successfully marketed or will achieve market acceptance.

     Future Capital Needs; Uncertainty of Additional Funding. As of June 30, 1998, the Company had cash, cash equivalents and investment balances of approximately $5.2 million. The Company will require substantial additional funds to conduct the development and testing of its potential products and to manufacture and market any products that may be developed. The Company's future capital requirements will depend on numerous factors, including the progress of its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in the Company's existing collaborative and licensing relationships, the ability of the Company to establish additional collaborative relationships for the manufacture and marketing of its potential products, and the purchase of additional capital equipment. In addition, senior convertible note purchase agreements entered into by the Company in connection with a private placement completed in 1997, provide that under certain circumstances the Company would be required to redeem all or some portion of the principal balance remaining ($6.5 million at July 24, 1998), which redemption could significantly accelerate the Company's cash expenditures and capital requirements beyond the levels currently anticipated, and would materially and adversely affect the Company's ability to conduct its business.

     The Company will need to seek additional funding through public or private equity or debt financings, collaborative arrangements or from other sources. If additional funds are raised by issuing equity securities, significant dilution to existing stockholders may result. In the event that additional funds are obtained through collaborative agreements, such agreements may require the Company to relinquish rights to certain of its technologies, product candidates, products or marketing territories that the Company would otherwise seek to develop or commercialize itself. There can be no assurance that additional financing sources will be available on acceptable terms or at all. If adequate funds are not available, the Company will need to delay, scale back or eliminate one or more of its research, discovery or development programs, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     No Assurance of Successful Product Development. The Company's research and development programs are at various stages of development, ranging from the research stage to clinical trials. Substantial additional research and development will be necessary in order for the Company to move additional product candidates into clinical testing or to complete clinical testing of current product candidates, and there can be no assurance that any of the Company's research and development efforts on these or other potential products, including SP-303/Provir, nikkomycin Z and SP-134101, will lead to development of products that are shown to be safe and effective in clinical trials.

     In addition, there can be no assurance that any such products will meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs, be eligible for third party reimbursement from governmental or private insurers, be successfully marketed or achieve market acceptance. Further, the Company's products may prove to have undesirable or unintended side effects that may prevent or limit their commercial use. The Company may find, at any stage of this complex product development process, that products that appeared promising in preclinical studies or Phase I and Phase II clinical trials do not demonstrate efficacy in larger-scale, Phase III clinical trials and do not receive regulatory approvals. Accordingly, any product development program undertaken by the Company may be curtailed, redirected, suspended or eliminated at any time.

     Uncertainties Associated with Clinical Trials. Shaman has conducted, and plans to continue conducting, extensive and costly clinical trials to assess the safety and efficacy of its potential products. The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of completion and approval of trial protocols, the availability of funds for trials and the rate of patient enrollment. Patient enrollment is a function of many factors, including the nature of the Company's clinical trial protocols, existence of competing protocols, size of patient population, proximity of patients to clinical sites and eligibility criteria for the study. Any delay in patient enrollment will result in increased costs and delays, which could have a material adverse effect on the Company's ability to complete clinical trials in a timely fashion.

     In addition, there can be no assurance that the Company's testing and development schedules will be met. Any failure to meet such schedules could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's clinical trials may be delayed by many factors, including, but not limited to: slower than anticipated patient enrollment, difficulty in finding a sufficient number of patients fitting the appropriate trial profile, difficulties in the acquisition of sufficient supplies of clinical trial materials, or failure to show efficacy in clinical trials or adverse events occurring during the clinical trials. Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. In addition, data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Delays or rejections may be encountered based upon many factors, including changes in regulatory policy during the period of product development and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company cannot assure that patients enrolled in its clinical trials will respond to the Company's product candidates. Setbacks are to be expected in conducting human clinical trials. Failure to comply with the FDA regulations applicable to such testing can result in delay, suspension or cancellation of such testing, and/or refusal by the FDA to accept the results of such testing. In addition, the FDA or the Company may suspend clinical trials at any time if either of them concludes that any patients participating in any such trial are being exposed to unacceptable health risks. Further, there can be no assurance that human clinical testing will demonstrate that any current or future product candidate is safe or effective or that data derived from any such study will be suitable for submission to the FDA or other regulatory authorities. Failure of the Company's clinical trials to demonstrate safety or efficacy in humans could cause the delay, suspension or termination of any product program, including SP-303/Provir, nikkomycin Z and SP-134101, and could have a material adverse effect on the Company's business, financial condition and results of operations.

     Dependence on Collaborative Relationships. The Company's research and development efforts in its diabetes program and, to a lesser extent, in its other programs, have been dependent upon its arrangements with Lipha/Merck and Ono and their funding for research and development efforts thereunder. Because research and development funding from Ono has ended, the Company must in the future rely on continued funding from Lipha/Merck or milestone payments from products developed by either Ono or Lipha/Merck, if any, or must seek new collaborations to provide further funding for its diabetes program. There can be no assurance that such further funding will be obtained or that any significant revenues will ultimately be derived from any of the Company's collaborations.

     The Company expects to seek additional collaborative agreements to commercialize its other product candidates and will, in particular, need to rely on such third party arrangements to commercialize its products, including SP-303/Provir, outside the United States. No assurance can be given that the Company will be successful in negotiating or entering into such agreements on terms favorable to the Company or at all, or that any such agreement, if entered into by the Company, will be successful. A failure to successfully enter into such agreements and sell products thereunder would have a material adverse effect on the Company's business, financial condition and results of operations.

     Rapid Technological Change and Substantial Competition. The pharmaceutical industry is subject to rapid and substantial technological change. Technological competition from pharmaceutical and biotechnology companies and universities is intense. Many of these entities have significantly greater research and development capabilities, as well as substantial marketing, manufacturing, financial and managerial resources, and represent significant competition for the Company. There can be no assurance that developments by others will not render the Company's products or technologies noncompetitive or that the Company will be able to keep pace with technological developments. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products developed by the Company. These competing products may be more effective and less costly than the products developed by the Company. In addition, other forms of medical treatment may offer competition to the Company's products. The development of competing compounds could have a material adverse effect on the Company's business, financial condition and results of operations.

     Government Regulation; No Assurance of Regulatory Approvals. All new drugs, including the Company's products under development, are subject to extensive and rigorous regulation by the federal government, principally the FDA, as well as comparable agencies in state and local jurisdictions and in foreign countries. These authorities, in particular the FDA, impose substantial requirements upon the preclinical and clinical testing, manufacturing and marketing of pharmaceutical products. The steps required before a drug may be approved for marketing in the United States generally include (i) preclinical laboratory and animal tests, (ii) the submission to the FDA of an IND for human clinical testing, (iii) adequate and well controlled human clinical trials to establish the safety and efficacy of the drug, (iv) submission to the FDA of an NDA, and
(v) satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is made to assess compliance with Good Manufacturing Practices ("GMP").

     Lengthy and detailed preclinical and clinical testing, validation of manufacturing and quality control processes, and other costly and time-consuming procedures are required for approval of a new drug. Satisfaction of these requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. The effect of government regulation may be to delay or to prevent marketing of potential products for a considerable period of time and to impose costly procedures upon the Company's activities. There can be no assurance that the FDA or any other regulatory agency will grant approval for any products developed by the Company on a timely basis, or at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials.

     Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, even if regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Any delay or failure in obtaining regulatory approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

     Among the conditions for FDA approval of a pharmaceutical product is the requirement that the manufacturer's (either the Company itself or any third-party manufacturer) quality controls and manufacturing procedures conform to GMP, which must be followed at all times. The FDA strictly enforces GMP requirements through periodic unannounced inspections. There can be no assurance that the FDA will determine that the facilities and manufacturing procedures of the Company or any third-party manufacturer of the Company's planned products conform to GMP requirements. Additionally, the Company or its third-party manufacturers must pass a pre-approval inspection of their manufacturing facilities by the FDA before the Company can obtain marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on a product's marketing or withdrawal of a product from the market.

     The FDA's policies may change and additional government regulations may be promulgated which could prevent or delay regulatory approval of the Company's potential products. Moreover, increased attention to the containment of health care costs in the United States could result in new government regulations that could have a material adverse effect on the Company's business. The Company is unable to predict the likelihood of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

     The Company will also be subject to a variety of foreign regulations governing clinical trials, registration and sales of its products. Regardless of whether FDA approval is obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. Delays in the approval process or the failure to obtain such foreign approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

     Dependence on Sources of Supply. The Company currently imports all of the plant materials from which its products are derived from countries in Latin and South America, Africa and Southeast Asia. To the extent that its products cannot be economically synthesized or otherwise produced, the Company will continue to be dependent upon a supply of raw plant material. The Company does not have formal agreements in place with all of its suppliers. In addition, a continued source of plant supply is subject to the risks inherent in international trade. These risks include unexpected changes in regulatory requirements, exchange rates, tariffs and barriers, difficulties in coordinating and managing foreign operations, political instability and potentially adverse tax consequences. Interruptions in supply or material increases in the cost of supply could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, tropical rain forests, and certain irreplaceable plant resources therein, are currently threatened with destruction. In the event portions of the rain forests are destroyed which contain the source material from which Shaman's current or future products are derived, such destruction could have a material adverse effect on the Company's business, financial condition and results of operations.

     Limited Manufacturing and Marketing Experience and Capacity. The Company currently produces products only in quantities necessary for clinical trials and does not have the staff or facilities necessary to manufacture products in commercial quantities. As a result, the Company must rely on collaborative partners or third-party manufacturing facilities. If the Company or its third party manufacturers should encounter delays or difficulties in producing, packaging and distributing the Company's finished products, clinical trials, regulatory filings, market introduction and subsequent sales of such products could be adversely affected.

     Contract manufacturers must conform to GMP regulations strictly enforced by the FDA on an ongoing basis through its facilities inspection program. Contract manufacturing facilities must pass a pre-approval inspection of their manufacturing facilities before the FDA will approve an NDA. Certain material manufacturing changes that occur after approval are also subject to FDA review and clearance or approval. There can be no assurance that the FDA or other regulatory agencies will approve the process or the facilities by which any of the Company's products may be manufactured. The Company's dependence on third parties for the manufacture of products may adversely affect the Company's ability to develop and deliver products on a timely and competitive basis. Should the Company be required to manufacture products itself, the Company will be required to build or purchase a manufacturing facility, will be subject to the regulatory requirements described above, to similar risks regarding delays or difficulties encountered in manufacturing any such products and will require substantial additional capital. There can be no assurance that the Company will be able to manufacture any such products successfully or in a cost-effective manner.

     The Company currently has no sales staff. There can be no assurance that the Company will be able to successfully establish a marketing and sales force. To the extent that the Company does not or is unable to successfully establish a complete marketing and sales force, there can be no assurance that the Company will achieve a successful product entry into the marketplace. Such failure would have a material adverse effect on the Company's business, financial condition and results of operations.

     Uncertainty Regarding Patents and Proprietary Rights; Current Legal Proceedings Regarding Patents and Proprietary Rights. The Company's success will depend in large part on its ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. Moreover, others may have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company. There can be no assurance that the Company's patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any issued patents will provide the Company with adequate protection for its inventions or will not be challenged by others, or that the patents of others will not impair the ability of the Company to commercialize its products. The patent position of companies in the pharmaceutical industry generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office ("PTO") or the courts regarding the breadth of claims allowed or the degree of protection afforded under pharmaceutical patents. There is considerable variation between countries as to the level of protection afforded under patents and other proprietary rights. Such differences may expose the Company to differing risks of commercialization in each foreign country in which it may sell products. There can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or design around any patents of the Company.

     A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to the Company's business. Some of these technologies, applications or patents may conflict with the Company's technologies or patent applications. The European Patent Office, the French Patent Office, the German Patent Office and the Australian Patent Office, have each granted a patent containing broad claims to proanthocyanidin polymer compositions (and methods of use of such compositions), which are similar to the Company's specific proanthocyanidin polymer composition (which covers the active pharmaceutical ingredient in SP-303/Provir), to Leon Cariel and the Institut des Substances Vegetales. The effective filing date of these patents is prior to the effective filing date of the Company's foreign pending patent application in Europe. Certain of the foreign patents have been granted in jurisdictions where examination is not rigorous. The Company has instituted an Opposition in the European Patent Office against granted European Patent No. 472531 owned by Leon Cariel and Institut des Substances Vegetales. The Company believes that the granted claims are invalid and intends to vigorously prosecute the Opposition.

     There can be no assurance that the Company will be successful in having the granted European patent revoked or the claims sufficiently narrowed so as not to potentially cover the Company's proanthocyanidin polymer composition and methods of use. There can be no assurance that Daniel Jean, Leon Cariel and the Institut des Substances Vegetales will not assert claims relating to this patent against the Company. There can be no assurance that the Company would be able to obtain a license to this patent at all, or at reasonable cost, or be able to develop or obtain alternative technology to use in Europe or elsewhere. The earlier effective filing date of this patent could limit the scope of the patents, if any, that the Company may be able to obtain or result in the denial of the Company's patent applications in Europe or elsewhere.

     In the United States, the PTO has rendered judgment in an interference (the "Interference") declared between the Company's issued patent covering its specific proanthocyanidin polymer composition and certain claims of a U.S. application corresponding to the granted European patent of Leon Cariel and the Institut des Substances Vegetales by Daniel Jean and Leon Cariel. Judgment was awarded to the Company on July 14, 1997. Since the period for appeal has passed, this judgment is now final.

     Additionally, in connection with the Interference proceeding, the Company has had an opportunity to review the claims and file history of the Daniel Jean and Leon Cariel patent application which, under U.S. patent law, are kept confidential. One broad claim, in particular, of the Daniel Jean and Leon Cariel patent application, which was not involved in the Interference proceeding and which has been indicated to be allowable, covers a large variety of proanthocyanidin polymers. The Company believes that this broad claim is subject to attack as invalid in view of prior art. Based on knowledge of the Company's specific proanthocyanidin polymer composition, the Company believes that the manufacture, use or sale of its specific proanthocyanidin polymer composition would not constitute infringement of this broad claim, once it issues. There can be no assurances however, that the Company would prevail should an action for infringement of such claim be commenced. In addition, if patents that cover the Company's activities have been or are issued to other companies, there can be no assurance that the Company would be able to obtain licenses to these patents at a reasonable cost, or at all, or be able to develop or obtain alternative technology.

     If the Company does not obtain such licenses, it could encounter delays or be precluded from introducing products to the market. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company or to protect trade secrets or know-how owned by the Company. Additional interference proceedings may be declared or become necessary to determine issues of invention; such litigation and/or interference proceedings could result in substantial cost to and diversion of effort by the Company and may have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that such efforts by the Company will be successful.

     The Company's competitive position is also dependent upon unpatented trade secrets. All employees of the Company have entered into confidentiality agreements. However, there can be no assurance that others will not independently develop substantially equivalent information and techniques or otherwise gain access to the Company's trade secrets, that such trade secrets will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets. To the extent that the Company or its consultants or research collaborators use intellectual property owned by others in their work for the Company, disputes also may arise as to the rights in related or resulting know-how and inventions.

     Patent applications in the United States are generally maintained in secrecy until patents are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, Shaman cannot be certain that it was the first to discover compositions covered by its pending patent applications or the first to file patent applications on such compositions. There can be no assurance that the Company's patent applications will result in issued patents or that any of its issued patents will afford comprehensive protection against potential infringement.

     The Company is presently prosecuting 13 patent applications with the PTO, but the Company does not know whether any of these applications will result in the issuance of any patents or, if any patents are issued, whether any issued patent will provide significant proprietary protection or will be circumvented or invalidated. During the course of patent prosecution, patent applications are evaluated, inter alia, for utility, novelty, non-obviousness and enablement. The PTO may require that the claims of an initially filed patent application be amended if it is determined that the scope of the claims includes subject matter that is not useful, novel, non-obvious or enabled.

     Furthermore, in certain instances, the practice of a patentable invention may require a license from the holder of dominant patent rights. In cases where one party believes that it has a claim to an invention covered by a patent application or patent of a second party, the first party may provoke an interference proceeding in the PTO or such a proceeding may be declared by the PTO. In general, in an interference proceeding, the PTO would review the competing patents and/or patent applications to determine the validity of the competing claims, including but not limited to determining priority of invention. Any such determination would be subject to appeal in the appropriate U.S. federal courts.

     There can be no assurance that additional patents will be obtained by the Company or that the 16 U.S. patents issued to date will provide substantial protection or be of commercial benefit to the Company. The issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate without infringing the patent rights of others. A patent could be challenged by litigation and, if the outcome of such litigation were adverse to the patent holder, competitors could be free to use the subject matter covered by the patent, or the patent holder may license the technology to others in settlement of such litigation. The invalidation of patents owned by or licensed to the Company or non-approval of pending patent applications could create increased competition, with potential adverse effects on the Company and its business prospects. In addition, there can be no assurance that any applications of the Company's technology will not infringe on patents or proprietary rights of others or that licenses that might be required as a result of such infringement for the Company's processes or products would be available on commercially reasonable terms, if at all.

     The Company cannot predict whether its or its competitors' patent applications will result in valid patents being issued. Litigation, which could result in substantial cost to the Company, may also be necessary to enforce the Company's patent and proprietary rights and/or to determine the scope and validity of others' proprietary rights. The Company may, on a voluntary or involuntary basis, participate in interference proceedings that may in the future be declared by the PTO, which could result in substantial costs to the Company. There can be no assurance that the outcome of any such litigation or interference proceedings will be favorable to the Company or that the Company will be able to obtain licenses to technology that it may require or that, if obtainable, such technology can be licensed at a reasonable cost.

     Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

     The Company is in the process of assessing the impact of year 2000 on its operations and systems, including those of its suppliers and collaborators and other third parties. Management is in the process of formalizing its assessment procedures and developing a plan to address identified issues, if any. To date, the Company has evaluated its financial and accounting systems and concluded that they are not and will not be materially affected by the year 2000. The Company does not yet know the extent, if any, of the impact of the year 2000 on its other systems and equipment or those of third parties with which the Company does business. There can be no assurance that third parties, such as suppliers, clinical research organizations and collaborative parties, are using systems that are year 2000 compliant or will address any year 2000 issues in a timely fashion, or at all. Any year 2000 compliance problems experienced by the Company, its suppliers, its clinical research organizations, or its collaborative partners could have a material adverse effect on the Company's business, financial condition and results of operations.

     Uncertainty of Product Pricing, Reimbursement and Related Matters. The Company's business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, the pricing or profitability of health care products is subject to government control. In the United States, there have been, and the Company expects there will continue to be, a number of federal and state proposals to implement similar government control. While the Company cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the announcement of such proposals or reforms could have a material adverse effect on the Company's ability to raise capital or form collaborations, and the adoption of such proposals or reforms could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, in both the United States and elsewhere, sales of health care products are dependent in part on the availability of reimbursement from third party payers, such as government and private insurance plans. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payers are increasingly challenging the prices charged for medical products and services. If the Company succeeds in bringing one or more products to the market, there can be no assurance that reimbursement from third party payers will be available or will be sufficient to allow the Company to sell its products on a competitive or profitable basis.

     No Prior Public Market for Series C Preferred Stock; Possible Volatility of Stock Price. Before this offering, there has been no public market for the Series C Preferred Stock, and there can be no assurance that an active trading market will develop as a result of the offering or, if a trading market does develop, that it will be sustained or that the shares of Series C Preferred Stock can be resold at or above the assumed public offering price. The market price of the Common Stock and Series C Preferred Stock, like the stock prices of many publicly traded biotechnology and smaller pharmaceutical companies, may be highly volatile. Announcements of technological innovations, regulatory matters or new commercial products by the Company or its competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, regulatory developments in both the United States and foreign countries, public concern as to the safety of pharmaceutical products, and economic and other external factors, as well as period-to-period fluctuations in financial results, may have a significant impact on the market price of the Common Stock or Series C Preferred Stock.

     No Assurance of Public Trading Market for Preferred Stock. An application for inclusion on the OTC Bulletin Board has been filed by the Placement Agent. The OTC Bulletin Board is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than The Nasdaq Stock Market, and quotes for stocks included on the OTC Bulletin Board are not typically listed in the financial sections of newspapers as are those for The Nasdaq Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and purchasers of the Series C Preferred Stock may be unable to resell the Series C Preferred Stock at or near the original offering price or at any price. In the event the Series C Preferred Stock is not included on the OTC Bulletin Board, quotes for the Series C Preferred Stock may be included in the "pink sheets" for the over-the-counter market. There can be no assurance that a regular trading market for the Series C Preferred Stock will develop after this offering or that, if developed, it will be sustained.

     Environmental Regulation. In connection with its research and development activities and manufacturing of clinical trial materials, the Company is subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. Although the Company believes that it has complied with these laws and regulations in all material respects and has not been required to take any action to correct any noncompliance, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. The Company's research and development activities involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result. The Company has secured insurance to mitigate such expense, however, any such liability could exceed the insurance coverage and resources of the Company. Such liability could have a material adverse effect on the Company's business, financial condition and results of operations.

     Anti-Takeover Effect of Delaware Law and Certain Charter and Bylaws Provisions. Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock or Series C Preferred Stock. At June 30, 1998 the Company's Board of Directors had the authority to issue up to 400,000 additional shares of Preferred Stock (after giving effect to the issuance of 200,000 shares of Series C Preferred Stock) and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders.

     The rights of the holders of Common Stock and Series C Preferred Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock with voting rights, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Other than the Series C Preferred Stock, the Company has no present plans to issue shares of Preferred Stock with voting rights. Certain provisions of Delaware law applicable to the Company could also delay or make more difficult a merger, tender offer or proxy contest involving the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met.

     Product Liability Exposure; Limited Insurance Coverage. The Company's business exposes it to potential product liability risks which are inherent in the development, testing, manufacture, marketing and sale of pharmaceutical products. Product liability insurance for the pharmaceutical industry generally is expensive. There can be no assurance that the Company's present product liability insurance coverage, which includes coverage for acts by third parties, including manufacturers of the Company's product candidates, is adequate. Such existing coverage will not be adequate as the Company further develops its products, and no assurance can be given that adequate insurance coverage against all potential claims will be available in sufficient amounts or at a reasonable cost. Certain of the Company's development and manufacturing agreements contain insurance and indemnification provisions pursuant to which the Company could be held accountable for certain occurrences. Such liability could have a material adverse effect on the Company's business, financial condition and results of operations.

     Limitation of Liability and Indemnification. The Company's Certificate of Incorporation limits, to the maximum extent permitted by Delaware Law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Company's Bylaws provide that the Company shall indemnify its officers, directors, employees and agents to the full extent permitted by the general corporation law of Delaware. The Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in Delaware Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. The Company currently maintains directors' and officers' insurance.

     Section 145 of the Delaware Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Delaware Law does not permit a corporation to eliminate a director's duty of care, and the provisions of the Company's Certificate of Incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

     Dilution. The biopharmaceutical industry is capital intensive. In this regard the Company has entered into a number of financings, many of which have included securities that are convertible into shares of Common Stock. Dilution may occur upon the exercise of outstanding options and warrants and upon conversion of senior convertible notes, the Series A Preferred Stock, the Series C Preferred Stock and, if issued, the Series B Preferred Stock. Stockholders may also suffer additional dilution if the Company exercises its right to put additional shares of its Common Stock to Fletcher International Limited, pursuant to its agreements with such investor, as more fully set forth in
Exhibit 10.47 to the Registration Statement, of which this Prospectus forms a part. See "Description of Capital Stock."

     Dependence on Key Personnel. The Company's ability to maintain its competitive position depends in part upon the continued contributions of its key senior management. The Company's future performance also depends on its ability to attract and retain qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract, assimilate or retain other highly qualified technical and management personnel in the future. The loss of key personnel or the failure to recruit additional personnel or to develop needed expertise could have a material adverse effect on the Company's business, financial condition and results of operations.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of a minimum of 150,000 shares and a maximum of 200,000 shares of Series C Preferred Stock offered hereby are estimated to be $13.8 million and $18.5 million, respectively, after deducting the placement agent discount and commissions and estimated offering expenses.

     The Company anticipates that the proceeds of this offering, together with the Company's current working capital and committed revenue from corporate collaborations will be adequate to fund the clinical development of SP-303/Provir for diarrhea in people with AIDS through an NDA filing, diabetes research and compound development, clinical testing and related regulatory activities for other indications for SP-303/ Provir, nikkomycin Z and SP-134101 and pre-commercialization activities for SP-303/Provir through at least March 31, 1999. In addition, the Company has acquired certain rights to sell additional shares of Common Stock at specified intervals and subject to certain conditions. See "Description of Capital Stock." Because the exercise of such rights would be dilutive, the Company intends to utilize the proceeds of this offering prior to seeking to access this source of capital.

     The amounts and timing of the Company's expenditures may vary significantly depending upon numerous factors, including the progress of Shaman's research and development programs, the results of clinical studies, the timing of regulatory approvals, the status of competitive products and the availability of alternative financing, including agreements with other companies relating to the development and marketing of the Company's products.

     Pending application of the proceeds as described above, the Company plans to invest the net proceeds of the offering in United States government securities, other investment grade debt securities and other short-term investments. Based on its current operating plan, the Company anticipates that its existing capital resources and committed funding, along with the proceeds of this offering and the interest thereon, will be adequate to satisfy its capital needs through at least the first quarter of 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     Prior to this offering, there has been no public market for the Series C Preferred Stock. The public offering price is expected to be $100 per share.

     The Company's Common Stock trades on The Nasdaq National Market tier of The Nasdaq Stock Market under the symbol SHMN. The Company's Common Stock began trading on January 26, 1993.

     Set forth below is the range of high and low bid prices for the Company's Common Stock for each quarter in the two most recent fiscal years, and for the first three quarters of 1998 (through July 27, 1998) as regularly quoted in The Nasdaq National Market.

                                                       HIGH      LOW
                                                       -----    -----
Q1 FY 96.............................................  $7.32    $5.13
Q2 FY 96.............................................   9.00     6.13
Q3 FY 96.............................................   8.63     5.75
Q4 FY 96.............................................   7.38     5.38
Q1 FY 97.............................................   6.25     3.88
Q2 FY 97.............................................   6.19     4.69
Q3 FY 97.............................................   7.00     5.12
Q4 FY 97.............................................   7.06     4.25
Q1 FY 98.............................................   5.63     4.00
Q2 FY 98.............................................   5.38     3.00
Q3 FY 98 (through July 27, 1998).....................   4.13     3.25

     The Company has received correspondence from The Nasdaq National Market regarding the Company's failure to comply with The Nasdaq National Market's continued listing requirements. See "Risk Factors -- Nasdaq National Market Listing Requirements."

                                DIVIDEND POLICY


     Each share of Series C Preferred Stock shall be entitled to receive cumulative dividends paid semi-annually on May 31 and November 30 of each year to the holders of record of such shares on March 31 and September 30 of such year as follows: (i) a stock-on-stock dividend of $10.00 per annum, paid in arrears, in shares of Common Stock (valued at 85% of the average closing price of the Common Stock for the 10 trading day period ending three trading days prior to the date on which the dividend is paid); plus (ii) a cash amount equaling 0.00005% of the Company's United States net sales, if any, for the preceding two calendar quarters of its SP-303/Provir product for the treatment of diarrhea (equivalent to a 7.5% royalty for the Minimum and a 10% royalty for the Maximum of the aggregate shares of Series C Preferred Stock) less $5.00 (the value of the semi-annual stock dividend). If under Delaware law, the Company is unable to pay the cash amount of the dividends, then the cash portion of the dividends shall be payable in Common Stock (valued at 85% of the average closing price of the Common Stock for the 10 day trading period ending three days prior to the date on which the dividend is paid).


     No dividends have been paid on the Common Stock since the Company's inception, and the Company does not anticipate paying any dividends in the foreseeable future. The terms of the Company's loan agreement with MMC/GATX Partnership No. 1 restrict the payment of dividends on any equity security so long as any amount remains outstanding under such loan agreement. However, MMC/GATX has waived such requirements with respect to the payment of dividends on the Series C Preferred Stock. In addition, the Certificate of Designation of Preferences of Series A Preferred Stock and the Certificate of Designation of Preferences of Series C Preferred Stock require that the Company pay equivalent per share dividends to the holders of the Company's Series A Preferred Stock and Series C Preferred Stock, respectively, prior to the payment of dividends to the holders of the Company's Common Stock.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of March 31, 1998 and as adjusted to reflect the sale of a minimum of 150,000 and a maximum of 200,000 shares of Series C Preferred Stock offered hereby at the public offering price of $100 per share and after deducting the placement agent discount and commissions and estimated offering expenses.

                                                                        MARCH 31, 1998
                                                             ------------------------------------
                                                                               AS ADJUSTED
                                                                         ------------------------
                                                              ACTUAL     MINIMUM(1)    MAXIMUM(2)
                                                             ---------   -----------   ----------
                                                                        (IN THOUSANDS)
Long-term debt and capital lease obligations, including
  current portion..........................................  $  16,602    $  16,602    $  16,602
Stockholders' equity
  Preferred Stock, $.001 par value per share, 1,000,000
     shares authorized(3);
     Series A Preferred Stock, 400,000 shares designated;
       400,000 shares issued and outstanding, actual and as
       adjusted............................................         --           --           --
     Series C Preferred Stock, 200,000 shares authorized
       for designation; 150,000 shares (minimum) and
       200,000 shares (maximum) issued and outstanding, as
       adjusted............................................         --           --           --
  Common Stock, $.001 par value per share, 40,000,000
     shares authorized; 17,861,143 shares issued and
     outstanding, actual and as adjusted...................         18           18           18
  Additional paid-in capital...............................    117,452      131,277      135,977
  Deferred compensation and other adjustments..............        (83)         (83)         (83)
  Accumulated deficit......................................   (120,399)    (120,399)    (120,399)
                                                             ---------    ---------    ---------
          Total stockholders' equity.......................     (3,012)      10,813       15,513
                                                             ---------    ---------    ---------
          Total capitalization.............................  $  13,590    $  27,415    $  32,115
                                                             =========    =========    =========

---------------
(1) Adjusted to reflect the sale of 150,000 shares of Series C Preferred Stock at the public offering price of $100 per share and the application of the net proceeds therefrom of approximately $13.8 million. See "Use of Proceeds."

(2) Adjusted to reflect the sale of 200,000 shares of Series C Preferred Stock at the public offering price of $100 per share and the application of the net proceeds therefrom of approximately $18.5 million. See "Use of Proceeds."

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                            SELECTED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                           THREE MONTHS
                                                                                                               ENDED
                                                                YEARS ENDED DECEMBER 31,                     MARCH 31,
                                                  ----------------------------------------------------   -----------------
                                                    1997       1996       1995       1994       1993      1998      1997
                                                  --------   --------   --------   --------   --------   -------   -------
STATEMENTS OF OPERATIONS DATA:
  Revenue from collaborative agreements.........  $  3,500   $  3,406   $  2,210   $  1,360   $  2,050   $   875   $   875
  Operating expenses (1):
    Research and development....................    24,140     19,138     17,635     18,643     13,646     7,513     6,015
    General and administrative..................     4,833      3,537      3,705      3,545      2,659     1,276       991
                                                  --------   --------   --------   --------   --------   -------   -------
Total operating expenses........................    28,973     22,675     21,340     22,188     16,305     8,789     7,006
                                                  --------   --------   --------   --------   --------   -------   -------
Loss from operations............................   (25,473)   (19,269)   (19,130)   (20,828)   (14,255)   (7,914)   (6,131)
Interest income.................................     1,218      1,082      1,695      2,045      1,543       232       251
Interest expense (cash).........................    (1,341)      (603)      (569)      (698)      (315)     (807)     (101)
Interest expense (non-cash).....................    (3,692)         -          -          -          -         -         -
                                                  --------   --------   --------   --------   --------   -------   -------
Net loss........................................  $(29,288)  $(18,790)  $(18,004)  $(19,481)  $(13,027)  $(8,489)  $(5,981)
                                                  ========   ========   ========   ========   ========   =======   =======
Net loss per share (2)..........................  $  (1.72)  $  (1.39)  $  (1.37)  $  (1.50)  $  (1.30)  $ (0.48)  $ (0.39)
                                                  ========   ========   ========   ========   ========   =======   =======
Shares used in calculation of net loss per share
  (2)...........................................    17,010     13,496     13,161     12,986     10,036    17,836    15,455
                                                  ========   ========   ========   ========   ========   =======   =======
Ratio of earnings to combined fixed charges and
  preferred stock dividends(3)..................        --         --         --         --         --        --        --
                                                  ========   ========   ========   ========   ========   =======   =======

                                                     DECEMBER 31,                                  MARCH 31, 1998
                                 -----------------------------------------------------   -----------------------------------
                                   1997        1996       1995       1994       1993      ACTUAL           AS ADJUSTED
                                 ---------   --------   --------   --------   --------   ---------   -----------------------
                                                                                                     MINIMUM(4)   MAXIMUM(5)
BALANCE SHEET DATA:
Cash, cash equivalents, and
  short-term investments.......  $  21,421   $ 16,533   $ 26,665   $ 39,843   $ 57,333   $  14,199   $  28,024    $  32,724
Working capital................     14,547      9,641     22,850     33,422     36,711       6,814      20,639       25,339
Total assets...................     26,753     22,377     33,810     49,673     67,229      19,277      33,102       37,802
Long-term obligations,
  including current
  installments.................      6,802      4,816      6,041      5,017      4,221       6,423       6,423        6,423
Senior Convertible Notes.......      9,967         --         --         --         --      10,179      10,179       10,179
Accumulated deficit............   (111,910)   (82,622)   (63,832)   (45,828)   (26,348)   (120,399)   (120,399)    (120,399)
Total stockholders' equity (net
  capital deficiency)..........  $   5,148   $ 11,977   $ 24,205   $ 41,300   $ 60,436   $  (3,012)  $  10,813    $  15,513

---------------
(1) Certain expenses in 1994 have been reclassified to conform to 1997 presentation.

(2) Net loss per share is based on the weighted average number of common shares outstanding during the period and, for periods prior to the Company's initial public offering in January 1993, certain common equivalent shares. The Company has not paid any dividends on its capital stock since its inception.

(3) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends (i) earnings consist of operating loss plus fixed charges and preferred stock dividends and (ii) fixed charges consist of interest expense incurred, plus the portion of rent expense under operating leases deemed by the Company to be representative of the interest factor. For the years ended December 31, 1997, 1996, 1995, 1994 and 1993 and for the three-month periods ended March 31, 1998 and 1997, the Company's historical earnings were insufficient to cover fixed charges by $29.3 million, $18.8 million, $18.0 million, $19.5 million, $13.0 million, $8.5 million and $6.0 million, respectively.

(4) Adjusted to reflect the sale of 150,000 shares of Series C Preferred Stock at the public offering price of $100 per share and the application of the net proceeds therefrom of approximately $13.8 million. See "Use of Proceeds" and "Capitalization".

(5) Adjusted to reflect the sale of 200,000 shares of Series C Preferred Stock at the public offering price of $100 per share and the application of the net proceeds therefrom of approximately $18.5 million. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Shaman discovers and develops novel pharmaceutical products for major human diseases and their symptoms through the isolation and optimization of active compounds found in tropical plants with a history of medicinal use. The Company has human clinical trials underway for its three leading product candidates -- SP-303/Provir, an oral product for the treatment of diarrhea in people with AIDS and watery diarrhea; nikkomycin Z, an oral antifungal for the treatment of systemic fungal infections; and SP-134101, an oral product for the treatment of Type II diabetes. Shaman maintains an active Type II diabetes research program which serves as the basis for its collaboration with Lipha/Merck.

     The Company began operations in March 1990. To date, Shaman has not sold any products. Assuming favorable completion of the Phase III clinical trial (which is over 75% enrolled) and a fast track approval from the FDA, the Company expects to achieve its first commercial product launch in the second half of 1999. The Company's accumulated deficit at March 31, 1998, was approximately $120.4 million. Since its inception, Shaman has financed its research, development and administrative activities through various private and public equity financings, loans and debt financings, and collaborative agreements with pharmaceutical companies and, to a lesser extent, through equipment and leasehold improvement lease financings.

RESULTS OF OPERATIONS FOR THE QUARTERS ENDED MARCH 31, 1998 AND 1997

     The Company recorded collaborative revenues of $875,000 for each of the quarters ended March 31, 1998 and 1997. Revenues for these three-month periods resulted from research funding from Ono and from Shaman's ongoing collaboration with Lipha/Merck. The Company expects that revenues from collaborative agreements will continue to fluctuate in the future as development of its various compounds proceeds and new product candidates are partnered for development and commercialization. In May 1998, the Company's collaborative agreement with Ono, and the ongoing research and development funding received pursuant thereto, expired under the original terms of the agreement and was not renewed. Under the original terms of the agreement, Ono will continue to provide milestone payments and royalties to Shaman on any resulting products they develop from compounds identified during the three-year term of the agreement.

     The Company incurred research and development expenses of $7.5 million and $6.0 million for the quarters ended March 31, 1998 and 1997, respectively. This increase was primarily attributable to the Company's increased clinical development activities with respect to SP-303/Provir. Research and development expenses are expected to increase in 1998 as the Company continues its clinical development activities with respect to SP-303/Provir, other products continue through development, and the Company maintains its diabetes research program.

     General and administrative expenses were $1.3 million and $991,000 for the quarters ended March 31, 1998 and 1997, respectively. This increase was primarily attributable to increases in compensation and marketing research related to late stage clinical products, as well as additional legal dispute costs. The Company's expanded research and clinical activities are not expected to require commensurate increases in general and administrative support and expense.

     Interest income was $232,000 and $251,000 for the quarters ended March 31, 1998 and 1997, respectively. Interest income decreased for the period ended March 31, 1998, compared with the period ended March 31, 1997, due to lower average cash and investment balances as the Company continues to fund its operations. Interest expense was $807,000 and $101,000 for the quarters ended March 31, 1998 and 1997, respectively. Interest expense increased for the period ended March 31, 1998, compared with the period ended March 31, 1997 due to higher average debt balance and amortization of the non-cash interest expense of $266,000 in connection with certain debt financing.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     The Company recorded collaborative revenues of $3.5 million, $3.4 million, and $2.2 million for 1997, 1996, and 1995, respectively. Revenues for 1997 resulted from the Company's research funding from Ono and research funding from Shaman's on-going collaboration with Lipha/Merck. Revenues for 1996 resulted from the Company's research funding from Ono, an additional $1.0 million payment from Ono for enhanced rights to Shaman's antidiabetic compounds, and research payments and access fees from Shaman's collaboration with Lipha/Merck. Revenues in 1995 resulted solely from the Company's relationship with Ono, and included a one-time access fee associated with the May 1995 commencement of the collaboration. The Company expects that revenues from collaborative agreements will continue to fluctuate in the future as development of its various compounds proceeds and new products are partnered for development and commercialization.

     The Company incurred research and development expenses of $24.1 million, $19.1 million, and $17.6 million for 1997, 1996, and 1995, respectively. These expenses include salaries for scientific personnel, clinical development costs, laboratory supplies, patent protection and consulting fees, travel, plant collections, facilities expenses and other expenditures relating to research and product development. Research and development expenses increased $5.0 million in 1997 compared with 1996, and increased $1.5 million in 1996 compared with 1995. The increase in 1997 was primarily attributable to costs of $3.8 million associated with the Company's increased clinical development activities with respect to SP-303/Provir, partially offset by reduced expenses of $1.1 million for clinical development activities for nikkomycin Z, and to increased scientific salaries of $1.2 million. The increase in 1996 was primarily attributable to the Company's clinical development activities for SP-303/Provir, as well as additional research and development activities with respect to nikkomycin Z, partially offset by reduced expenses for clinical development activities for Virend. Research and development expenses are expected to increase in 1998 as SP-303/Provir enters and proceeds with Phase III clinical development for diarrhea in people with AIDS, other products continue through development and the Company actively maintains its diabetes research program.

     General and administrative expenses were $4.8 million, $3.5 million and $3.7 million for 1997, 1996 and 1995, respectively. These expenses include administrative salaries, consulting, legal, travel and other operating expenses. General and administrative expenses increased $1.3 million in 1997 compared to 1996, and decreased $0.2 million in 1996 compared to 1995. The increase in 1997 was primarily attributable to an increase in compensation and marketing research of $388,000 related to late stage clinical products, as well as an increase in legal expenses of $631,000 over 1996 primarily related to certain disputes related to the Company's intellectual property rights. The Company's expanded research and clinical activities in 1998 are not expected to require commensurate increases in general and administrative support.

     Interest income was $1.2 million, $1.1 million and $1.7 million for 1997, 1996 and 1995, respectively. Interest income increased $100,000 in 1997 compared with 1996 and decreased $600,000 in 1996 compared with 1995. Interest income fluctuations have been consistent with changes in average cash and investment balances with which the Company substantially funded its operations in 1997, 1996 and 1995. The balances of cash, cash equivalents and investments were $21.4 million, $16.5 million and $26.7 million at December 31, 1997, 1996 and 1995, respectively.

     Interest expense was $5.0 million, $603,000 and $569,000 for 1997, 1996 and 1995, respectively. Interest expense increased in 1997 compared with 1996 principally due to a $3.7 million non-cash interest charge related to the issuance of senior convertible notes in June 1997, as well as the interest expense related to the Company's secured debt financing in May 1997. Interest expense increased in 1996 compared with 1995 as the Company absorbed a full year's expense on its unsecured term loan. The Company's general policy is to finance capital equipment and tenant improvements on a long-term basis, and interest expense in the future will be dependent in part on the Company's capacity to finance its future equipment needs.

     At December 31, 1997, the Company had federal net operating loss carry forwards of approximately $102 million. The federal net operating loss carry forwards will expire at various dates beginning in 2004 through 2012, if not sooner utilized. Utilization of the net operating losses and credits is subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of net operating losses and credits before utilization.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1998, the Company's cash, cash equivalents, and investments totaled approximately $5.2 million, compared with $21.4 million at December 31, 1997. The Company invests excess cash according to its investment policy that provides guidelines with regard to liquidity, type of investment, credit ratings and concentration limits.

     In June 1998, the Company entered into Stock Purchase Agreements (the "Stock Agreements") with certain of its stockholders (the "Buyers") pursuant to which the Company acquired the right to sell to the Buyers, subject to certain conditions and in one or two tranches closing no later than February 28, 1999, up to an aggregate of 7,000 shares of the Company's Series B Custom Convertible Preferred Stock (the "Series B Preferred Stock") for an aggregate purchase price of $7,000,000. The Stock Agreements became effective on June 22, 1998 (the "Effective Date") but will be terminated upon the closing of this offering. See "Description of Capital Stock."

     As consideration for entering into the Stock Agreements, the Company issued to the Buyers on the Effective Date warrants (the "June Warrants") to purchase an aggregate of 350,000 shares of Common Stock. The June Warrants are exercisable for a period of five years after the Effective Date at an exercise price per share equal to 115% of the average trading price of the Common Stock during specified measurement periods. The June Warrants provide for adjustment of the number of shares of Common Stock issuable upon exercise thereof, including upon the distribution of certain dividends or upon the division or combination of the Company's Common Stock. The Company filed a registration statement with the Securities and Exchange Commission (the "SEC") for the resale of shares issued upon exercise of the June Warrants, which registration statement was declared effective on July 10, 1998.

     In June 1997, the Company privately issued $10.4 million of senior convertible notes (the "1997 Private Placement"). The notes mature in August 2000 and bear interest at a rate of 5.5% per annum. Interest on the notes may be paid in Common Stock or cash at the Company's option. The notes are convertible into Common Stock of the Company at a 10% discount from the low trading price during a designated time period prior to the conversion. The Company filed a registration statement with the SEC for the resale of shares issued upon conversion of these notes, which registration statement was declared effective on August 29, 1997. As of July 24, 1998, a total principal amount of $3.9 million of the notes had been converted into an aggregate of 1,138,540 shares of Common Stock.

     In March 1998, the Company and the purchasers of the notes entered into an Amendment Agreement (the "Amendment Agreement") in order to avoid conversion of the notes at a price that would be unduly dilutive to the Company's existing stockholders. As consideration for entering into the Amendment Agreement, the Company issued to the purchasers of the notes warrants (the "March Warrants") to purchase an aggregate of 137,500 shares of Common Stock. The March Warrants are exercisable through March 18, 2001 at an exercise price of $7.50 per share. The Company filed a registration statement with the SEC for the resale of shares issued upon exercise of the March Warrants, which registration statement was declared effective on July 10, 1998.

     In May 1997, the Company obtained a $5.0 million loan, which amortizes over 36 months to pay off pre-existing debt, finance capital asset acquisitions and finance continued research and clinical development of the Company's existing product candidates. The loan carries an annual interest rate of 14.58% and is payable in equal monthly installments over the term of the loan. The lender was granted 10-year warrants to purchase 200,000 shares of the Company's Common Stock at an exercise price of $6.25 per share. The Company has attributed a value of $648,000 to these warrants. This amount has been recorded as a discount on the related debt and is being amortized as interest expense over the term of the loan.

     In September 1996, the Company entered into a five-year collaborative agreement with Lipha/Merck to jointly develop Shaman's antihyperglycemic drugs. Upon signing the collaboration, the Company received an annual research fee of $1.5 million which was amortized to revenue over 12 months, as work was performed. The Company also received approximately $3.0 million for 388,918 shares of Common Stock priced at $7.71 per share, representing a 20% premium to the weighted average price of the Company's Common Stock at the time of purchase. In exchange for development and marketing rights in all countries except Japan, South Korea, and Taiwan (which are covered under an earlier agreement between Shaman and Ono), Lipha/Merck will provide up to $9.0 million in research payments and up to $10.5 million in equity investments priced at a 20% premium to a multi-day volume weighted average price of the Company's Common Stock at the time of purchase. The agreement also provides for additional preclinical and clinical milestone payments to the Company in excess of

$10.0 million per compound for each antihyperglycemic drug developed and commercialized. Lipha/Merck will bear all pre-clinical, clinical, regulatory and other development expenses associated with the compounds selected under the agreement. In addition, as products are commercialized, Shaman will receive royalties on all product sales outside the United States and up to 50% of the profits (if the Company exercises its co-promotion rights) or royalties on all product sales in the United States. Certain of the milestone payments will be credited against future royalty payments, if any, due to the Company from sales of products developed pursuant to the agreement. As of July 10, 1998, the Company has received an aggregate of $7.5 million under the agreement. A balance of $12 million in committed capital remains under the agreement.

     In July 1996, the Company closed a private placement (the "1996 Private Placement") pursuant to Regulation S under the Securities Act of 1933, as amended, with one investor in which it received gross proceeds of $3.3 million for the sale of 400,000 shares of Series A Preferred Stock and for the issuance of a six-year warrant to purchase 550,000 shares of the Company's Common Stock at an exercise price of $10.18 per share. The Series A Preferred Stock does not carry a dividend obligation and will convert into Common Stock no later than July 23, 1999 at a price per share between $6.00 and $8.15, depending on the market value of the Company's Common Stock during the period prior to conversion. Holders of Series A Preferred Stock are entitled to a liquidation preference of $8.15 per share. In addition to the sale of Series A Preferred Stock and the warrant, the Company has the right, from time to time during the period beginning January 1997 and ending July 2000, subject to certain conditions, including continued listing of the Common Stock on any national exchange to sell up to 1,200,000 additional shares of Common Stock to the investor at a formula price of 100% or 101% of a multi-day average of the Company's Common Stock price at the time of sale. If the Company exercises this right, the investor has the option to increase the number of shares it purchases by up to an aggregate of 527,500 shares.

     Over the next year and potentially longer depending on clinical results and regulatory reviews, the Company expects to incur substantial additional costs relating to the continued preclinical and clinical testing of its products, regulatory activities and research and development programs. The Company anticipates that its cash, cash equivalents and investment balances, the collaborative revenue committed by Lipha/Merck, Lipha/Merck's commitment to purchase additional equity and either (i) the proceeds of this offering or (ii) Shaman's additional rights to sell Common Stock under the 1996 Private Placement, will be adequate to fund operations through the filing of an NDA on SP-303/Provir for the fast track indication of diarrhea in people with AIDS, at least through the first quarter of 1999. Milestone payments which may be received by the Company from Ono and Lipha/Merck would extend the Company's capacity to finance its operations beyond that time. However, there can be no assurance that these milestones will be achieved, nor that additional funding, if needed, will be available on reasonable terms, or at all.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

     The Company is in the process of assessing the impact of year 2000 on its operations and systems, including those of its suppliers and collaborators and other third parties. Management is in the process of formalizing its assessment procedures and developing a plan to address identified issues, if any. To date, the Company has evaluated its financial and accounting systems and concluded that they are not and will not be materially affected by the year 2000. The Company does not yet know the extent, if any, of the impact of the year 2000 on its other systems and equipment or those of third parties with which the Company does business. There can be no assurance that third parties, such as suppliers, clinical research organizations and collaborative parties, are using systems that are year 2000 compliant or will address any year 2000 issues in a timely fashion, or at all. Any year 2000 compliance problems of either the Company, its suppliers, its clinical research organizations, or its collaborative partners could have a material adverse effect on the Company's business, operating results and financial conditions.

                                    BUSINESS

     Shaman discovers and develops novel pharmaceutical products for the treatment of human diseases and their symptoms through the isolation and optimization of active compounds found in tropical plants. The Company believes that by focusing on drugs extracted from plants with a long history of medicinal use, its drug discovery efforts may be quicker and more likely to lead to safe and effective pharmaceuticals. Shaman has three product candidates in clinical development -- SP-303/Provir, nikkomycin Z, and SP-134101. These products target five indications. Of these product candidates, the most advanced, SP-303/Provir, entered into a Phase III human clinical trial in March 1998 for the treatment of diarrhea in people with AIDS. In May 1998, the FDA formally notified the Company that SP303/Provir had been granted "fast track product" designation by the FDA. Earlier in 1998, the FDA also advised the Company that upon completion, data from Shaman's single Phase III study along with corroborative information from a previously completed Phase II trial may serve as the basis for the submission of an NDA. In the Phase II trial, SP-303/Provir was shown to provide a significant treatment effect for diarrhea in people with AIDS. If the results of the current trial (which is currently over 75% enrolled) are positive, the Company expects to file an NDA for commercial approval of SP303/Provir in early 1999. With a fast track designation from the FDA for the indication of diarrhea in people with AIDS the Company is preparing for potential product launch in the second half of 1999 and intends to retain U.S. marketing rights to this product. In addition, in July 1998 the Company announced positive results from two confirming Phase II studies for SP-303/Provir in acute watery diarrhea. The Company intends to out-license marketing rights for Europe and other parts of the world.

BACKGROUND

     Shaman builds on the knowledge and expertise of ethnobotanist and physician teams who work with traditional healers to identify effective treatments in the therapeutic areas targeted by the Company. These teams gather comparative data on traditional medicinal uses of plants from geographically diverse tropical areas and prioritize plant drug candidates based on common use among cultures and other factors. The prioritization process includes cross-checking field-derived information against the results of literature searches as to chemical constituents, previously discovered biological activity and other reported medicinal uses. Shaman isolates and identifies the active compounds from plant extracts by testing for activity in whole animal models at each step of its purification process. The Company's natural product chemists use chromatography, spectroscopy, nuclear magnetic resonance ("NMR") and other proven technologies to identify and isolate compounds and structures. Because these compounds reflect the previously untapped plant diversity of the rain forests, they have, to date, also exhibited significant diversity of chemical structure. In addition, the Company's whole animal screening approach provides the opportunity to discover novel methods of treatment for diseases in which the underlying mechanism of action of a disease is complicated and not well understood.

THE SHAMAN BUSINESS STRATEGY

     Shaman's current operational priority is to complete the Phase III trial (which is over 75% enrolled) and prepare for the continued clinical development and preparation for commercialization of its first potential product, SP-303/Provir, for the fast track indication of diarrhea in people with AIDS. Assuming favorable completion of the Phase III clinical trial and a fast track approval from the FDA, the Company expects to file an NDA for commercial approval of SP-303/Provir in early 1999 and is preparing for potential product launch in the second half of 1999. The Company intends to retain U.S. marketing rights to this product.

CLINICAL AND RESEARCH PROGRAMS

     Shaman has established and is continuing to build a portfolio of product candidates. The following table describes the major therapeutic areas in which the Company is conducting its product development and research:

     PRODUCT CANDIDATE                 INDICATION                    STATUS                COMMERCIAL RIGHTS
     -----------------                 ----------                    ------                -----------------
SP-303/Provir                 AIDS-associated diarrhea in   Ongoing Phase III study              Shaman
                              people with AIDS              initiated Q1, 1998.
                                                            Completed a Phase II
                                                            efficacy study in Q4,
                                                            1997.
SP-303/Provir                 Watery diarrhea               Completed two Phase II               Shaman
                                                            dosing trials in Q3,
                                                            1998. Completed Phase II
                                                            efficacy studies in 1996
                                                            and 1997.
SP-303/Provir                 Pediatric diarrhea            Formulation under                    Shaman
                                                            development.
Nikkomycin Z                  Endemic mycoses               Completed Phase I study              Shaman
                                                            in Q2, 1997.
Nikkomycin Z and Azoles       Azole-resistant Candida       Initiation pending pre-              Shaman
                                                            clinical development by
                                                            Pfizer.
SP-134101                     Type II Diabetes              Initiated Phase I study              Shaman
                                                            in Q1, 1998.
Oral antihyperglycemic        Type II Diabetes              Preclinical.              Ono; Lipha/Merck; and
  compounds                                                                           Shaman. Shaman to receive
                                                                                      royalties on sales outside
                                                                                      the U.S. and profit sharing
                                                                                      in the U.S.

  SP-303/Provir

     The Shaman-patented compound SP-303 is the active ingredient in SP-303/Provir. SP-303 is extracted from the latex of the Croton tree, which grows abundantly in Latin America. Latex extractions are used orally by many native cultures throughout Latin America for a variety of medicinal purposes, including gastrointestinal problems as well as respiratory infections.

     SP-303/Provir is an oral drug that acts as a specific inhibitor of fluid loss via an antisecretory mechanism to treat diarrhea. In clinical trials, the Company determined that SP-303/Provir is not detectable in plasma, a critical advantage in that it reduces the potential for interactions with other drugs and minimizes side effects.

     SP-303/Provir demonstrated a significant treatment effect for diarrhea in people with AIDS in results from a Phase II study released in October 1997. A Phase III study in this population was initiated in March 1998. The FDA has advised Shaman that, if successful, the Company may submit data from this single Phase III study, along with the corroborative data from Phase II, as the basis for an NDA submission expected in early 1999.

     In July 1998, SP-303/Provir also demonstrated a significant treatment effect in two separate Phase II studies in acute watery diarrhea.

  Diarrhea in People with AIDS/HIV

     Diarrhea in people with HIV and AIDS is a devastating syndrome which afflicts between 20% and 80% of patients. In the developed world, there are currently estimated to be 728,000 people with AIDS, 223,000 of whom are in the United States alone. Between 650,000 and 900,000 individuals in the United States are believed to be infected with HIV. Sources indicate that, of the combined groups in the United States, approximately 50% suffer with diarrhea at any given time. Although protease inhibitors and highly active antiretroviral therapy ("HAART") have improved the patient prognosis for AIDS, the problem of diarrhea persists, and in many cases is drug-related, representing a serious unmet medical need.

                               ANTI-HIV THERAPIES

                    REPORT OF DIARRHEA SIDE-EFFECT INCIDENCE

        PRODUCT               MANUFACTURER       PACKAGE INSERT
        -------               ------------       --------------
Crixivan (Indinavir)      Merck                   4.6%
Viracept (Nelfinavir)     Agouron                 14% - 32%
Norvir (Ritinovir)        Abbott Laboratories     12.8%
Invirase (Saquinavir)     Roche                   3% - 4.9%
Epivir (3TC)
  (Lamivudine)            Glaxo Wellcome          18%
Zerit (D4T) (Stavudine)   Bristol Meyers-Squibb   50%

     In fact, diarrhea in people with AIDS not only compromises the health and quality of life of individuals attempting to live a normal lifestyle; diarrhea has been shown to dramatically increase the cost of their medical care. Furthermore, patients with chronic diarrhea are forced to restrict their daily activities to accommodate the disruptions caused by this condition because current symptomatic therapies provide either poor relief or undesirable side-effects.

     The Company believes that a treatment which reduces the frequency and volume of diarrhea in people with AIDS and at the same time creates positive new impacts on their health and quality of life as well as the cost of their care represents a large, focused market opportunity. Shaman believes that with an in-house sales force, it has the potential to create a larger market opportunity in the United States than would be available if SP-303/Provir were outlicensed to a pharmaceutical partner. In addition, a decision to retain U.S. marketing rights represents an opportunity to generate larger profit margins on the commercialized product to the extent the product can be sold by the Company's own dedicated sales force as opposed to royalties collected from that of a pharmaceutical partner. For both of these reasons, Shaman has decided to develop an internal sales force to detail those physicians who specialize in AIDS in the United States. The Company intends, however, to out-license marketing rights for SP-303/Provir in Europe and other parts of the world. See "Risk
Factors -- Limited Manufacturing and Marketing Experience and Capacity."

     Shaman believes that the competitive promotional response will be limited in this discrete market because current oral anti-diarrheals have no indication in this patient population and because, for the most part, they are older, generic products. Furthermore, since SP-303/Provir is a natural product, with the potential to dramatically improve the everyday lifestyle activities of chronic diarrhea sufferers in the AIDS population, the Company believes that physicians and patients alike will be in a position to decide to use the medication without having to consider the potential of compromising other therapies or treatment regimens already in place. See "Risk Factors -- Rapid Technological Change and Substantial Competition."

     SP-303/Provir is currently being evaluated for the treatment of diarrhea in people with AIDS in a Phase III human clinical trial (which is over 75% enrolled) that began in late March 1998. This double-blind, placebo-controlled study is planned to include approximately 320 patients at more than 20 sites throughout the United States. The study includes both an in-patient and an out-patient phase for a total of four weeks of treatment. The primary endpoint for this study is a reduction in stool weight, data for which is collected during the in-patient phase of the study.

     A Phase II study, which was completed in October 1997, and the data therefrom was presented at the 12th World AIDS Conference in Geneva, Switzerland in July 1998, demonstrated a significant treatment effect for chronic diarrhea in people with AIDS. The results of the study suggested that SP-303/Provir is effective in reducing stool weight and abnormal stool frequency in people with AIDS and chronic or sub-acute diarrhea. In addition, treatment with SP-303/Provir was well tolerated with no imbalance between treated and placebo groups in the occurrence of adverse events.

     Assuming favorable Phase III clinical results, the Company is preparing to file an NDA for this indication of SP-303/Provir in early 1999, and, with fast track designation from the FDA, is preparing for potential product launch in the second half of 1999.

  Watery Diarrhea


     Shaman has completed Phase II trials showing preliminary efficacy for SP-303/Provir for the treatment of watery diarrhea. Two additional confirming Phase II studies were completed in the third quarter of 1998.


     Watery diarrhea is often caused by infectious agents such as V. cholerae and E. coli. These agents secrete toxins that adhere to the intestinal wall and cause increased secretion of chloride ions from intestinal cells, and in fluid accumulation in the small intestine. This, in turn, leads to severe and, in some cases, life-threatening diarrhea. According to 1995 data from IMS America, Ltd. ("IMS"), the leading pharmaceutical marketing data firm, over 26 million prescriptions are written annually for watery diarrhea. Moreover, approximately 67 million over-the-counter product units are sold in the United States alone.

     Current primary treatments for watery diarrhea do not address the dehydration or fluid loss caused by the illness. Watery diarrhea is typically treated with one of two treatment regimens: antibiotics or antimotility agents. Antibiotics kill bacteria, while antimotility agents reduce diarrhea frequency by inhibiting peristaltic action (natural muscular contraction of the intestinal tract). For mild to moderate cases of watery diarrhea, the use of antibiotics is discouraged by the World Health Organization ("WHO") and the Centers for Disease Control ("CDC"). Bacteria can, in many cases, build up a resistance to antibiotics, and antibiotics can reduce the body's ability to build natural immunities to disease and, therefore, increase the likelihood of reinfection.

     While antimotility agents are effective in reducing the severity of watery diarrhea, they often cause severe constipation. In addition, because of reduced motility in the intestine, the bacteria are often not eliminated and remain in the gut. When the treatment is stopped, the patient often experiences rebound diarrhea. Moreover, these agents are not recommended in children and the elderly because of the risk of prolonging the illness.

     Preclinical studies indicate that SP-303/Provir inhibits the secretion of chloride ions from intestinal cells, specifically countering fluid loss, a fundamental mechanism causing diarrhea. Based on its mechanism of action and results of initial clinical testing, it appears that SP-303/Provir does not affect the normal motility of the intestine. Furthermore, the lack of detection of SP-303/Provir in plasma contributes to its safety, its reduced potential for drug interactions, and its specificity of action.

     The Company believes that the market opportunity for a treatment of traveler's diarrhea, one of several watery diarrhea indications, is significant. More than 35 million individuals travel annually to countries that present the risk of traveler's diarrhea. While several therapies are popularly prescribed to minimize the effects of a diarrheal episode, market research indicates that sufferers are seeking greater relief.

     In July 1998, the Company completed two separate Phase II dose optimization studies of SP-303/Provir in acute watery diarrhea patients from two different populations. Both studies were double-blind, randomized, placebo-controlled.

     The first study further validated SP-303/Provir's ability to treat traveler's diarrhea in Americans travelling in Jamaica and Mexico. The study involved 184 patients treated for two days on an outpatient basis with either placebo or one of three SP-303/Provir doses given four times per day: 125mg, 250mg or 500mg. In the key efficacy endpoint, time to last unformed stool ("TLUS") over 48 hours (the standard for measurement in acute watery diarrhea studies), all doses reached a highly statistically significant (p#0.01) result versus placebo. The study showed SP-303/Provir to be well tolerated. More than 35 million individuals travel annually to countries that present the risk of traveler's diarrhea.

     The second study evaluated SP-303/Provir in Venezuelan nationals who locally contracted acute watery diarrhea. A total of 140 patients were enrolled in the trial, which took place in a hospital setting. SP-303/ Provir treatment with 125mg four times per day for two days resulted in statistically significant earlier resolution of diarrhea as compared to placebo, as measured by TLUS over 48 hours. Results for patients treated with 250mg and 500mg doses did not achieve statistical significance. This study also showed SP-303/ Provir to be well tolerated.

     The effectiveness of SP-303/Provir in mild non-specific diarrhea was the subject of an out-patient study also in 1997. After an analysis of interim results, the study was discontinued. The Company has suspended its out-patient study design of mild, non-specific diarrhea and is now focusing on moderate-to-severe diarrhea.

     In November 1996, the Company completed a Phase II pilot trial in 75 patients to determine the efficacy of SP-303/Provir in the treatment of traveler's and non-specific diarrhea. This open-label Phase II study was conducted by Dr. Herbert DuPont, a world recognized expert in travel medicine, of the University of Texas at Houston and Baylor College of Medicine. It included American subjects who suffered from diarrhea upon traveling to Mexico as well as Mexican nationals suffering from diarrhea of unknown cause, or non-specific diarrhea.

     In the pilot study, 89% of the 75 patients treated with SP-303/Provir responded favorably (returned to normal bowel function) after 48 hours of treatment, with over 60% of those patients returning to normal after just 24 hours. These preliminary data were especially encouraging in light of the fact that traveler's diarrhea left untreated usually lasts five to seven days. Non-specific diarrhea usually lasts three to four days. Of the 71 patients available for follow up, none of the patients experienced worsening of the diarrhea illness once resolution of the disease began. In addition, no significant adverse reactions were reported.

     Shaman conducted Phase I clinical trials for SP-303/Provir in more than 150 adults, children and infants as young as three months of age, in both single and multiple doses. These trials demonstrated that SP-303/Provir is safe and indicated no significant adverse side effects of the drug.

     The FDA now allows dissemination of information on unapproved and new uses for currently marketed drugs. Information can now be distributed to physicians and other healthcare professionals as long as the information has been pre-cleared by the FDA, is not false and misleading, and has been designated an unapproved use.

  Nosocomial Diarrhea

     Nosocomial diarrhea, which is acquired during a patient's hospital stay, is another prevalent form of acute diarrhea. Approximately five percent to ten percent of overall patients admitted to hospitals acquire nosocomial diarrhea. Approximately 40% of adults in the intensive care unit ("ICU") of a hospital procure nosocomial diarrhea, and 50% of children procure nosocomial diarrhea in the ICU. Pending the results of the two Phase II acute watery diarrheal studies, Shaman intends to evaluate SP-303/Provir for the indication of nosocomial diarrhea.

  Diarrhea as a Result of Pharmaceutical Side-Effects

     According to the 1998 Physicians Desk Reference, 82% of the top 100 selling pharmaceuticals indicate diarrhea as a common side effect. Sixteen percent of such pharmaceutical package inserts identify diarrhea as one of the top three side effects, and 10% of such pharmaceuticals list diarrhea as the number one side effect associated with that product.

  Pediatric Diarrhea

     According to the Journal of Pediatrics, in the United States alone, over 30 million episodes of diarrhea occur annually in children under five years of age. Of these, approximately 35% seek medical care. In addition, there are over one billion episodes of pediatric diarrhea worldwide annually and in developing countries, more than four million deaths associated with pediatric diarrhea per year among children less than five years old. In the United States, the average episode for children under the age of five is 1.8 per year, per child. Current recommended therapies for pediatric diarrhea are designed to replace water and electrolytes. Antimotility agents are contraindicated in children less than two years of age and not recommended for treatment of diarrhea in children of any age. In the vast majority of diarrheal illnesses in the United States, particularly those in children, the use of antibiotics is not recommended. Currently, there is no FDA-approved product for this indication available on the market for children under the age of five.

     Shaman is currently engaged in formulation development of SP-303/Provir as a potential treatment for pediatric diarrhea in preparation for initiating a clinical development program.

  Nikkomycin Z

     Nikkomycin Z was licensed in 1995 from Bayer AG. See
"Business -- Collaborative Relationships and License Agreements." Nikkomycin Z is an orally administered product designed for the treatment of endemic mycoses and other systemic fungal infections. Nikkomycin Z is novel in its mechanism of action against fungal infections. Preclinical studies of nikkomycin Z indicate that it is fungicidal and could prove superior to current treatments. By inhibiting chitin synthetase, which is found in the cell walls of most fungi, but not in mammalian cells, nikkomycin Z inhibits cell wall synthesis, ultimately causing fungal cells to expand and burst. The lack of chitin in mammalian cells should prevent similar damage to normal cells in tissues affected by these fungal infections. A single-dose Phase I trial in the United Kingdom was completed in 1997.

     Endemic mycoses are systemic fungal infections concentrated in the southwest, central and northeast regions of the United States. There are three basic forms of endemic mycoses: coccidiomycosis (valley fever), histoplasmosis and blastomycosis ("cocci," "histo" and "blasto," respectively). The infecting organisms are found in soil. When the soil is disturbed (such as during crop planting or harvesting), the fungi become airborne and may be inhaled into the lungs. Once infected, otherwise healthy individuals will experience mild flu-like symptoms but may never be diagnosed with the disease. In more severe cases, however, the fungus spreads systemically and results in disseminated fungal infections. It is estimated that approximately 240,000 persons per year in the United States show clinical symptoms of endemic mycoses. The Company believes that the annual market for treatment of endemic mycoses in the United States is approximately $150 million.

     Currently, two classes of drugs are commonly prescribed for the treatment of endemic mycoses: azoles, which are fungistatic (inhibit the growth of the fungus, but do not kill it) and polyenes (including amphotericin B), which are fungicidal (kill the fungus). However, often these drugs cannot be tolerated in high enough doses to kill the fungi.

     Candidiasis is a fungal infection that can result in serious systemic disease. Approximately 265,000 patients worldwide are treated annually for systemic candidiasis. Nikkomycin Z has also been shown to be capable of interacting in a synergistic fashion with a number of known antifungal compounds, including fluconazole (Diflucan) and itraconazole (Sporonox), the two largest selling antifungals in the world. Based on this synergistic activity, the Company plans to supply nikkomycin Z to Pfizer Corporation for a combination study that tests nikkomycin Z in combination with fluconazole in treating azole-resistant esophageal candidiasis. The estimated annual total market of antifungal agent sales for systemic fungal infections is approximately $2.0 billion.

  SP-134101


     SP-134101 is a Shaman oral product candidate for the treatment of Type II diabetes. It is covered by an allowed patent application for methods of use. In January 1998, Shaman initiated a Phase I human clinical trial for SP-134101, the first product to emerge from the Company's diabetes discovery effort. In preclinical studies SP-134101 has been shown to lower blood glucose, triglycerides, and blood pressure, in vivo. SP-134101 appears to work by increasing glucose uptake in the peripheral tissues and decreasing triglyceride output from the liver.


DRUG DISCOVERY RESEARCH

  Research Strategy

     Shaman's research strategy is to employ a drug discovery process focused on diseases that:

        - appear to result from multiple and, in many cases, unknown causes and therefore, may not be amenable to a targeted in vitro drug discovery process;

        - occur in the rain forests and are readily recognized and treated by traditional healers (e.g., foot ulcers, sweet urine, poor eyesight and fungal infections are often predictive of Type II diabetes); and

        - allow the plant extract treatment to be confirmed in a whole animal model and then purified to isolate the active compound.

     Shaman believes this drug discovery process provides it with the opportunity to:

        - identify novel methods of treating diseases with therapeutic relevance;

        - discover new chemical entities or new classes of compounds to treat disease; and

          - provide early confirmation of efficacy and safety.

     Shaman intends to commercialize the majority of its products through licensing arrangements when safety and efficacy have been demonstrated in humans. Shaman intends to out-license broad applications of its products worldwide while retaining the opportunity to directly access specific market opportunities.

  Diabetes

     Type II diabetes is a chronic disease in which the tissues of the body are resistant to the actions of insulin (a hormone produced by the pancreas), and the pancreas cannot secrete enough insulin to overcome this resistance. When this happens, the ability of insulin to carry out its normal action on the liver, muscle and adipose tissues is lost, the result is increased blood glucose and associated symptoms. This disease is the result of multiple causes, many of which are undefined at the molecular level.

     Shaman has focused on the development of oral antihyperglycemic (blood glucose lowering) agents for the treatment of Type II diabetes. The program involves in vivo screening of plants by oral administration in animal models, followed by the fractionation of active extracts, the isolation and identification of active compounds, and the capability to profile and prioritize promising candidates for clinical development. In just over 24 months of this program, the Company has identified 26 orally-active compounds for which, to date, 17 original U.S. patent applications have been filed (eight of which have been issued) and 11 international patent applications have been filed. These compounds represent new classes and, potentially, new methods for treating Type II diabetes.

     In the United States alone, approximately 625,000 new cases of Type II diabetes are diagnosed each year, and it is estimated that there will be over 18 million cases by the year 2002 (over five percent of the population). Worldwide, diabetes is estimated to affect approximately 135 million people; by the year 2025, growth in the diabetic population is expected to rise to 300 million, according to The World Health Report, 1997. In developed countries, the number of diabetic patients is projected to grow by at least 40%. By contrast, in developing countries, the growth will be far more dramatic, approaching 170%. This so-called "epidemic" is thought to be the result of longer life expectancies coupled with unhealthy diets, sedentary lifestyles and tendencies to be overweight.

     Chronic diabetes sufferers, those who have Type II disease, represent 90% to 95% of the total diabetic population. Tied closely to their condition are serious health complications such as heart disease, stroke, hypertension, blindness and kidney failure. Despite the magnitude of the population and the extent of its healthcare impacts, there is widespread agreement that better drugs are needed.

     By selecting plants with a history of use in traditional cultures, Shaman is tapping a highly focused yet diverse source of materials to screen for antidiabetic activity. From these materials, extracts are evaluated for activity in animal models, a process by which active compounds can be identified to serve as leads for development or for synthetic modifications that will result in new leads.

     The diabetes research and development program serves as the basis for Shaman's collaboration with Lipha/Merck. Significant funding, as well as milestone payments for this program, result from this collaboration as well as potential royalty and milestone payments from previous collaboration with Ono. See "Business -- Collaborative Relationships and License Agreements."

COLLABORATIVE RELATIONSHIPS AND LICENSE AGREEMENTS

     In September 1996, the Company entered into a five-year collaborative agreement with Lipha/Merck to develop jointly Shaman's antihyperglycemic drugs. In exchange for development and marketing rights in all countries except Japan, South Korea and Taiwan (which are covered under an earlier agreement between Shaman and Ono), Lipha/Merck will provide up to $9.0 million in research payments and up to $10.5 million in equity investments priced at a 20% premium to a multi-day volume weighted average price of the Company's Common Stock at the time of purchase. Of the $4.5 million received on signing the agreement, $1.5 million was an up-front research payment and $3.0 million was structured as an equity investment. The agreement also provides for additional preclinical and clinical milestone payments (certain of which clinical milestones are creditable against future royalty payments) to the Company in excess of $10.0 million per compound for each antihyperglycemic drug developed and commercialized. As of July 24, 1998, the Company has received an aggregate of $7.5 million under the agreement. A balance of $12.0 million in committed capital remains under the agreement.

     Lipha/Merck will bear all pre-clinical, clinical, regulatory and other development expenses associated with the compounds selected by Lipha/Merck under the agreement. In addition, as products are commercialized by Lipha/Merck, Shaman will receive royalties on all product sales outside the United States and up to 50% of the profits (if the Company exercises its co-promotion rights, which does not require any clinical development cost reimbursement) or royalties on all product sales in the United States. Certain of the milestone payments will be credited against future royalty payments, if any, due to the Company from sales of products developed pursuant to the agreement. To date, Shaman has identified 26 proprietary, orally-active compounds which show preclinical activity as treatments for Type II diabetes.

     In May 1995, the Company entered into a collaborative agreement with Ono providing for, among other things, three years of funding for the research and development of compounds for the treatment of Type II diabetes. Under the terms of the agreement, Shaman screened 100 diabetes-specific plants per year in vivo, isolated and identified active compounds, and participate in any medicinal chemistry modification. In turn, Ono provided Shaman with access to Ono's preclinical and clinical development capabilities through proprietary in vitro assays and medicinal chemistry efforts. Ono's development and commercialization rights were for the countries of Japan, South Korea and Taiwan. Under the terms of the agreement, Ono provided $7.0 million in collaborative research funding and agreed to pay preclinical and clinical milestone payments of $4.0 million per compound for each antidiabetic drug that may be selected and commercialized. Of the $3.0 million received on signing the agreement, $1.0 million was an up-front research payment. Shaman received an additional $1.0 million payment (beyond the $7.0 million commitment) in December 1996 for enhanced access rights to these compounds. In May 1998, the Company's collaborative agreement with Ono expired under the original terms of the agreement and was not renewed. Although the on-going research funding period under such agreement has expired, Ono continues to have contractual obligations to the Company for the potential payment of milestones and royalties. There can be no assurance that such milestones will be attained or that the Company will receive any future milestone payments or royalties from Ono.

     In June 1995, the Company licensed several patents from Bayer AG relating to the use of nikkomycin Z and the composition and use of nikkomycin Z in combination with other antifungal compounds for the development of antifungal agents. Under the terms of the agreement, the Company has paid Bayer AG an initial milestone payment and may be required, upon the occurrence of certain events, to make additional milestone payments and to pay royalties on any commercialized products derived from the agreement.


     In February 1990, the Company entered into a license agreement with Dr. Michael Tempesta. There currently exists a dispute with Dr. Tempesta over the scope and coverage, if any, of the license. The maximum royalty claimed by Dr. Tempesta is two percent on net sales of a certain antiviral agent. In November 1996, a demand for arbitration was filed by the Company to address a claim made by Dr. Tempesta that the royalty will be payable with respect to SP-303/Provir. See "Legal Proceedings."

     As the Company continues its product development and commercialization, it intends to enter into additional corporate alliances which may include licenses and/or marketing rights to selected products and markets.

MANUFACTURING

     Shaman intends to conduct both pilot-scale and commercial manufacturing of its future products either in-house, with collaborative partners, or through contract manufacturing facilities. In April 1998, Shaman hired a senior executive to direct manufacturing activities for the Company's products. The Company has created an in-house facility that operates under GMP and has conducted pilot-scale manufacturing of SP-303/Provir. The Company has a sufficient quantity of raw material for SP-303/Provir and SP-303/Provir manufacturing capacity to complete currently planned clinical trials and prepare for the commercial launch of SP-303/Provir. In addition, Shaman has established a second source manufacturing facility to produce registration and early commercial lots.

     In January 1996, the Company entered into an agreement with Abbott Laboratories ("Abbott") for the production of nikkomycin Z. Abbott has developed processes and manufactured nikkomycin Z in compliance with GMP guidelines for the Company's clinical trial programs. The Company is currently seeking other sources and methodologies to produce nikkomycin Z. Separately, SP-134101 is being manufactured by a contract manufacturer in compliance with GMP guidelines for the Company's clinical trial programs. See "Risk Factors -- Limited Manufacturing and Marketing Experience and Capacity."

MARKETING

     The Company intends to retain U.S. marketing rights to its SP-303/Provir product for diarrhea in people with AIDS. In July 1997, Shaman hired a senior executive to direct commercial development, including sales and marketing. The Company's general strategy is to develop corporate alliances with larger pharmaceutical companies for certain of its programs in order to take advantage of such companies' abilities to reach broad-based markets. At the present time, Shaman has no sales staff. However, assuming a successful conclusion of the ongoing Phase III study of SP-303/Provir, the Company intends to begin planning for commercialization of the product by hiring an internal U.S. detail force. See "Business -- Collaborative Relationships and License Agreements" and "Risk Factors -- Limited Manufacturing and Marketing Experience and Capacity."

PATENTS AND PROPRIETARY TECHNOLOGY

     Proprietary protection for the Company's product candidates, processes and know-how is important to the Company's business. The Company's policy is to file patent applications to protect technology, inventions and improvements that are considered commercially important to the development of its business. The Company also relies upon trade secrets, know-how and continuing technological innovation to develop and maintain its competitive position. The Company aggressively prosecutes and defend its patents and proprietary technology.

     The Company has been issued a U.S. patent related to its specific proanthocyanidin polymer compositions designated SP-303/Provir; specifically, the patent contains composition of matter claims related to SP-303/Provir contained in the Company's SP-303/Provir product.

     The Company has also filed foreign applications corresponding to its issued U.S. patents relating to its proanthocyanidin polymer composition. The Company has been granted patents in Australia, Mexico and New Zealand and has patent applications pending in Canada, Europe, Japan, the Republic of Korea and Singapore.

     The Company has also recently filed a U.S. patent application directed to new formulations and methods of using its specific proanthocyanidin polymer composition for treatment of watery diarrhea. These formulations are contained in the Company's SP-303/Provir product.

     The Company has eight issued U.S. patents relating to compositions and methods for treating Type II diabetes, as well as reducing hyperglycemia associated with other etiologies. The Company also has nine additional U.S. patent applications still pending which relate to compositions and methods for treating Type II diabetes, as well as reducing hyperglycemia associated with other etiologies. The Company has filed 11 foreign applications, i.e., international applications under the Patent Cooperation Treaty designating a number of foreign countries, as well as applications in Taiwan, corresponding to a number of the U.S. applications and plans to file additional corresponding foreign applications within the relevant convention periods.

     The Company also has one pending U.S. patent application and a corresponding international patent application designating a number of foreign countries relating to methods for administering and sustained release formulations for anti-fungal agents like nikkomycin Z. The methods and compositions are useful for treatment of fungal infections, particularly candidiasis, the most frequently encountered life-threatening mycoses. The Company has licensed several patents from Bayer AG relating to the use of nikkomycin Z and the composition and use of nikkomycin Z in combination with other antifungal compounds for the development of antifungal agents.

     There can be no assurance that the Company's pending patent applications will result in patents being issued or that, if issued, patents will afford protection against competitors with similar technology; nor can there be any assurance that others will not obtain patents that the Company would need to license or circumvent. See "Risk Factors -- Uncertainty Regarding Patents and Proprietary Rights; Current Legal Proceedings Regarding Patents and Proprietary Rights"

RAW MATERIALS SUPPLY

     The Company imports all of the plant material it screens from foreign countries, particularly from countries in Latin and South America, Southeast Asia and Africa. Shaman's relationships with botanical organizations in tropical regions have enabled the Company to set up large-scale supply arrangements for the raw material from which some of its lead products are derived. For example, the plant material required for SP-303/Provir is found in at least seven Latin and South American countries and can be harvested in a sustainable manner where work forces already exist. Presently, Shaman is harvesting approximately 200,000 kilograms of the SP-303/Provir source plant per year from Latin and South America, pursuant to supply agreements with corporations working in that region. The SP-303/Provir source plant occurs naturally in these areas and, after harvesting, can be regenerated to maturity in seven years. Shaman is currently engaged in setting up market-scale, long-term acquisition of quantities of material adequate to meet projected commercial demands for the launch and sale of SP-303/Provir. See "Risk Factors -- Dependence on Sources of Supply."

     Shaman requires that all large-scale plant collections be conducted in a sustainable manner, which could include replanting in areas of intensive wild harvesting. In the case of SP-303/Provir, the source plant can be sustainably harvested because it grows spontaneously with minimal management. Shaman works with communities and cooperatives in Latin and South America to harvest the SP-303/Provir source plant and other source plants in a regenerable manner. These communities and cooperatives, many of which receive support from national and international government agencies, are experienced in the sustainable harvest of other tropical forest products, including natural rubber, nuts and fruits. Company policy also requires that each source plant targeted for large-scale compound isolation must have multi-country sources of supply or be economically synthesizable. This policy reduces the risks associated with using foreign suppliers, such as political or economic instability.

     Shaman has entered into supply agreements with companies working in Central and South America pursuant to which they will supply certain quantities of Shaman's commercial requirements of the raw material used to produce SP-303/Provir from their countries. These companies work with cooperatives of indigenous peoples to supply source plants to Shaman, to transfer material information to Shaman relating to improvements in the collection and harvesting of the raw material, and to improve sustainable harvesting techniques in order to create a model of sustainable production in tropical forests. Although the Company has developed multi-country sources of supply for its key plant materials and has entered into long-term supply agreements for the source material for SP-303/Provir, there can be no assurance of a continual source of supply of these materials. See "Risk Factors -- Dependence on Sources of Supply."

     Shaman continues to expand its supply agreements with the private sector and indigenous groups in multiple countries. This represents the culmination of long term relationship building with indigenous federations, communities, regional and governmental organizations. New supply business partners are also being identified and contracted to meet our projected material requirements. As part of its commitment to sustainable harvesting, Shaman has supplied financial and educational support for long-term large scale reforestation, undertaken with government, community and private sector involvement in Colombia, Peru and Ecuador. More than 200,000 trees have been reforested in three countries to date and 400,000 additional trees are in the process of reforestation through a program run by the governments of these countries in conjunction with Shaman's collaborators.

     When it is economically advantageous and technically feasible to synthesize a compound rather than extract it from raw plant material, the Company will utilize large-scale chemical synthesis to obtain a sufficient supply of such compound in order to satisfy its commercial requirements. However, there can be no assurance that the Company will be successful in synthesizing any such products.

COMPETITION

     Competition in the pharmaceutical industry is extremely intense. The principal factors upon which such competition is based include therapeutic efficacy, side-effect profile, ease of use, safety, physician acceptance, patient compliance, marketing, distribution and price. Many treatments for infectious and metabolic diseases exist and additional therapeutics are under development, including other naturally-sourced pharmaceuticals. To the extent these therapeutics address the disease indications on which the Company has focused, they may represent significant competition. Many pharmaceutical companies have significantly greater research and development capabilities, as well as substantially greater marketing, financial and human resources than the Company. In addition, many of these competitors have significantly greater experience than the Company in undertaking preclinical testing and human clinical trials of new pharmaceutical products and obtaining regulatory approvals of such products. These companies may represent significant long-term competition for the Company.

     There can be no assurance that developments by other pharmaceutical companies will not render Shaman's products or technologies obsolete or noncompetitive, or that the Company will be able to keep pace with technological developments of its competitors. Many of the Company's competitors have developed, or are in the process of developing, technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by the Company. These competing products may be more effective and less costly than the products developed by Shaman.

     Nonetheless, with respect to SP-303/Provir, Shaman believes that the competitive promotional response will be limited in this discrete market because current oral anti-diarrheals have no indication in this patient population and because, for the most part, they are older, generic products. Furthermore, since SP-303/Provir is a natural product, with the potential to dramatically improve the everyday lifestyle activities of chronic diarrhea sufferers in the AIDS population, the Company believes that physicians and patients alike will be in a position to decide to use the medication without having to consider the potential of compromising other therapies or treatment regimens already in place. See "Risk Factors -- Rapid Technological Change and Substantial Competition."

GOVERNMENT REGULATION

     The research and development, manufacture and marketing of Shaman's products are subject to substantial regulation by the FDA in the United States and by comparable authorities in other countries. These national agencies and other federal, state and local entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products.

     The process required by the FDA before the Company's products may be marketed in the United States generally involves the following: (i) preclinical laboratory and animal tests; (ii) submission to the FDA of an

IND, which must become effective before human clinical testing may commence;
(iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended indications; (iv) the submission to the FDA of an NDA; (v) satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with GMP. The testing and approval process requires substantial time, effort and financial resources.

     Preclinical tests include laboratory evaluation of the product as well as animal studies to assess the potential safety and efficacy of the product. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before human clinical trials may commence. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns or questions about the conduct of the trials as outlined in the IND. In such cases the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials.

     Clinical trials involve the administration of the investigational products to healthy volunteers or patients under the supervision of a qualified principal investigator. Further, each clinical study must be reviewed and approved by an independent Institutional Review Board ("IRB") at each institution at which the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

     Clinical trials are typically conducted in three sequential phases which may overlap. Phase I usually involves the initial introduction of the drug into healthy human subjects where the product is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. Phase II involves studies in a limited patient population to (i) determine the efficacy of the product for specific targeted indications, (ii) determine dose tolerance and optimal dose and (iii) identify possible adverse effects and safety risks. When Phase II evaluations demonstrate that the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety in an expanded patient population at geographically-dispersed clinical study sites. The FDA or the sponsor may suspend clinical trials at any point in this process for a variety of reasons, including either party's belief that clinical subjects are being exposed to an unacceptable health risk.

     Occasionally, the FDA will require Phase IV "Post-Marketing Trials" which are conducted after FDA clearance to gain additional experience from the treatment of patients in the intended therapeutic area. Other Phase IV commitments might be additional toxicology or pharmacology studies.

     After completion of the required testing, generally an NDA is submitted. FDA approval of the NDA is required before marketing may begin in the United States. The NDA must include the results of extensive clinical and other testing and the compilation of data relating to the product's chemistry, pharmacology and manufacture, the cost of all of which is substantial. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accept an NDA for filing. In such an event, the NDA must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Federal Food, Drug and Cosmetic Act, the FDA has 180 days in which to review the NDA and respond to the applicant. The review is often extended by mutual agreements of the sponsor and the FDA, or a major amendment to the submission.

     As part of the Modernization Act of 1997, the FDA has created a fast track designation. For products that receive this designation, the FDA is expected to take such actions as are appropriate to expedite the development and review of an application for marketing approval of the product. SP-303/Provir has received a fact track designation for the indication of diarrhea in people with AIDS.

     The FDA may refer the application to the appropriate advisory committee for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but generally follows the committee's recommendation. If evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of an NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

     The FDA now allows dissemination of information on unapproved and new uses for currently marketed drugs. Information can now be distributed to physicians and other healthcare professionals as long as the information has been pre-cleared by the FDA, is not false and misleading, and has been designated an unapproved use.

     Each drug product manufacturing establishment that supplies drugs to the U.S. market must be registered with, and be approved by, the FDA prior to commencing commercial production, and is subject to biennial inspections by the FDA for GMP compliance after an NDA has been approved. In addition, drug product manufacturing establishments located in California also must be licensed by the State of California. See "Risk Factors -- Government Regulations; No Assurance of Regulatory Approvals."

     The Company will also be subject to a variety of foreign regulations governing clinical trials, registrations and sales of its products. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval.

THE HEALING FOREST CONSERVANCY

     In January 1990, Shaman formed The Healing Forest Conservancy, a California not-for-profit public benefit corporation (the "Conservancy"), which is dedicated to maintaining global biocultural diversity. The Conservancy focuses on conserving plants that have been used traditionally for medicinal purposes and conserving the knowledge of cultures that utilize them. Shaman has donated 13,333 shares of Common Stock to the Conservancy's endowment fund. The Company also plans to donate additional funds when it has achieved profits from product sales, if any, to provide benefits to indigenous peoples in the countries where Shaman's source plants are obtained.

LEGAL PROCEEDINGS

     The Company has initiated arbitration against Dr. Michael Tempesta with respect to a February 1990 license agreement. See "Business -- Collaborative Relationships and License Agreements."

     Ms. Jacqueline Cossmon, the Company's former Vice President of investor and public relations filed a complaint against the Company with the Superior Court of the State of California, County of San Mateo on December 31, 1997 for wrongful termination and seeking monetary damages. The complaint alleges in substance that Cossmon was wrongfully terminated for a disagreement with management. The Company denies any wrongdoing with respect to Ms. Cossmon and intends to vigorously defend this action.

     With the exception of the patent opposition proceeding in Europe, arbitration against Dr. Tempesta and Ms. Cossmon's action, the Company is not party to any other material legal proceedings. See "Risk Factors -- Uncertainty Regarding Patents and Proprietary Rights; Current Legal Proceedings Regarding Patents and Proprietary Rights."

EMPLOYEES

     As of July 24, 1998, the Company had 110 employees. Of these employees, 88 are dedicated to research, development, quality assurance and quality control, regulatory affairs and preclinical testing. Thirty-four of the Company's full-time employees hold a Ph.D. or M.D. In addition, the Company currently fills 17 positions through the use of temporary staff and consultants.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to the executive officers, directors and key employees of the Company as of July 24, 1998:

           NAME             AGE                             POSITION
           ----             ---                             --------
Lisa A. Conte               39     Director, President and Chief Executive Officer
Atul S. Khandwala, Ph.D.    55     Senior Vice President, Development and Chief Regulatory
                                   Officer
Steven R. King, Ph.D.       40     Senior Vice President, Ethnobotany and Conservation
James E. Pennington, M.D.   55     Senior Vice President, Clinical Research and Chief Medical
                                   Officer
Gerald M. Reaven, M.D.      69     Senior Vice President, Research
John Chow                   46     Vice President, Product Development and Manufacturing
Stephanie C. Diaz           33     Vice President, Chief Financial Officer
J.D. Haldeman               33     Vice President, Commercial Development
Laurie Peltier              46     Vice President, Project Coordination
G. Kirk Raab                62     Chairman of the Board
Adrian D.P. Bellamy         56     Director
Jeffrey Berg                50     Director
Herbert H. McDade, Jr.      71     Director
M. David Titus              41     Director

     Lisa A. Conte founded the Company in May 1989 and currently serves as the Company's President and Chief Executive Officer and as Director. From 1987 to 1989, Ms. Conte was Vice President at Technology Funding, Inc., a venture capital firm, where she was responsible for the analysis and management of healthcare industry investments. From 1985 to 1987, she conducted risk and strategy audits for venture capital portfolio companies at Strategic Decisions Group, a management consulting firm. Ms. Conte received an A.B. in Biochemistry from Dartmouth College, an M.S. in Physiology/Pharmacology from the University of California, San Diego and an M.B.A. from The Amos Tuck School, Dartmouth College.

     Atul S. Khandwala, Ph.D. joined Shaman in March 1996 and currently serves as Senior Vice President, Development and Chief Regulatory Officer. From August 1995 to February 1996, Dr. Khandwala served as Vice President for Ethical Product Development at Block Drug Company. Prior to joining Block Drug Company, from 1986 to August 1995, Dr. Khandwala held various positions, the last being Executive Vice President, with Chemex Pharmaceuticals, Inc. From 1976 to 1986, Dr. Khandwala held various positions with Revlon Health Care Group Research and Development Division. Dr. Khandwala received a B.Sc. in Chemistry from Gujarat University in India and a Ph.D. in Pharmaceutical Chemistry from the University of Wisconsin.

     Steven R. King, Ph.D. joined Shaman in March 1990. He currently serves as Senior Vice President, Ethnobotany and Conservation and is responsible for coordinating the Company's Scientific Strategy Team. From 1989 to 1990, Dr. King was the chief botanist for Latin America at Arlington, Virginia's Nature Conservancy. He worked in 1988 as Research Associate for the Committee on Managing Global Genetic Resources at the National Academy of Sciences, and was a Doctoral Fellow from 1983 to 1988 at The New York Botanical Garden's Institute of Economic Botany. Dr. King received a B.A. in Human Ecology from the College of the Atlantic and M.S. and Ph.D. degrees in Biology from City University of New York.

     James E. Pennington, M.D. joined Shaman in September 1997 as Senior Vice President, Clinical Research and Chief Medical Officer. Prior to joining the Company, from September 1986 to September 1997, Dr. Pennington worked at Bayer Corp., where he served as Vice President, Clinical Research from February 1994 to September 1997 and as Director, Clinical Research from September 1986 to February 1994. Prior to joining Bayer Corp., Dr. Pennington served on the medical faculty of Harvard Medical School, from July 1975 to August 1986, with the academic title of Associate Professor of Medicine. Dr. Pennington has published over 100 articles and was the editor of a textbook on respiratory infections. Dr. Pennington received his B.A. and M.D. from the University of Oregon.

     Gerald M. Reaven, M.D. joined Shaman as a consultant in February 1995 and became an employee in July 1995. He currently serves as Senior Vice President, Research. Dr. Reaven came to Shaman from the Stanford University School of Medicine where he served as a faculty member since 1960 and a Professor of Medicine since 1970. Over the last 20 years, Dr. Reaven served as head of the Division of Endocrinology and Metabolic Diseases, Division of Gerontology and director of the General Clinical Research Center. Dr. Reaven also served as head of the Division of Endocrinology, Gerontology and Metabolism at Stanford University School of Medicine, and Director of the Geriatric Research, Education and Clinical Center, at the Palo Alto Veterans Affairs Medical Center. Dr. Reaven received his A.B., B.S. and M.D. from the University of Chicago.

     John Chow joined Shaman in April 1998 as Vice President of Product Development and Manufacturing. Prior to joining the Company, from December 1997 to April 1998, Dr. Chow served as Director, Product and Technology Evaluation at Bristol-Myers Squibb Company, where he performed technical due diligence toward the acquisition and licensing of various dosage forms and technologies and reviewed and approved new product specifications. Prior to holding this position, from July 1980 to December 1997, Dr. Chow held other positions, also with Bristol-Myers Squibb Company, where he was responsible for developing strategies for manufacturing consolidation, facilitating technology transfers of new and existing products, and directing technical operations of an international plant. Dr. Chow received a B.S. in Pharmacy from Washington State University, a Ph.D. in Pharmaceutical Chemistry from Ohio State University and an M.B.A. in Pharmaceutical/Chemical Studies from Fairleigh Dickinson University.

     Stephanie C. Diaz joined Shaman in June 1998 as Vice President, Chief Financial Officer. Prior to joining the Company, from December 1997 to June 1998, Ms. Diaz held the position of Director of Finance with Hyseq, Inc., a genomics company. From January 1993 to December 1997, Ms. Diaz was the Controller and later the Director of Finance for Martek Biosciences Corporation ("Martek"), where she managed the financial and investor relations functions of the Company, actively participated in public and private financing activities, managed certain business development efforts and worked closely with Martek's manufacturing and marketing teams to initiate production and commercialization of a new product. Ms. Diaz holds a B.A. in international relations from Stanford University and an M.B.A. from Georgetown University.

     J.D. Haldeman joined Shaman in July 1997 as Vice President, Commercial Development. Prior to joining the Company, from April 1988 to June 1997, Ms. Haldeman served in various positions at Warner-Lambert/Parke-Davis Pharmaceuticals ("Warner-Lambert"), most recently as Senior Director, Cardiovascular Marketing from October 1995 to June 1997. Prior to that, she served as Director, Customer Marketing -- West Business Unit; Product Manager, Epilepsy Team; Associate Product Manager, Global Cardiovascular Product Planning; and Sales Specialist for Warner-Lambert. Ms. Haldeman received her B.A. from Brigham Young University and her Masters of Management from the J.L. Kellogg Graduate School of Management, Northwestern University.

     Laurie Peltier joined Shaman in June 1997 as Vice President, Project Coordination. Prior to joining the Company, from June 1992 to May 1997, Ms. Peltier served as Senior Director, Project Management at Amylin Pharmaceuticals, Inc. Prior to that, she served as Director, Development at Quintiles Inc., a contract research organization, from May 1990 to May 1992. Ms. Peltier served in various positions in biostatics clinical operations at Syntex Corporation from May 1979 through April 1990. Ms. Peltier received a B.S. in Psychology from the University of Michigan, Flint, an M.A. in Psychology and an M.S. in Statistics from Northern Illinois University and an M.B.A. from Golden Gate University.

     G. Kirk Raab became a director of the Company in January 1992 and Chairman of the Board in September 1995. Mr. Raab was President, Chief Executive Officer and director of Genentech, Inc. ("Genentech") from February 1990 to July 1995 and President, Chief Operating Officer and director from February 1985 to January 1990. Before joining Genentech, Mr. Raab was associated with Abbott Laboratories, serving as President, Chief Operating Officer and director. Mr. Raab holds a B.A. in Political Science from Colgate University, where he currently serves as a trustee. Mr. Raab is also Chairman of the

Board of Connectics, Inc. and Oxford GlycoSciences (UK) Ltd. and a director of LXR Biotechnology, Inc., Bridge Medical, Inc., Accumetrics, Inc. and Applied Imaging Corporation,

     Adrian D.P. Bellamy became a director of the Company in October 1997. Since April 1995, Mr. Bellamy has served as Chairman and a director of each of Airport Group International Holdings LLC and Gucci Group N.V. From September 1983 to April 1995, Mr. Bellamy served as Chairman of the Board of Directors and Chief Executive Officer of DFS Group Limited, a specialty retailer. He received a B.A. in Communications and an M.B.A. from the University of South Africa. Mr. Bellamy is a director of The Body Shop, Inc., The Body Shop International PLC, The Gap, Inc., Paragon Trade Brands, Inc. and Williams-Sonoma, Inc.

     Jeffrey Berg became a director of the Company in June 1998. Mr. Berg has been the Chairman and Chief Executive Officer of International Creative Management, Inc. since 1985. Mr. Berg, one of the leading agents in the entertainment industry, has been in the entertainment industry for over 25 years. Mr. Berg received a B.A. from the University of California at Berkeley and a Master of Liberal Arts from the University of Southern California. He served as Co-Chair of the California Information Technology Council and is a director of each of Oracle Corporation and Excite, Inc.

     Herbert H. McDade, Jr. became a director of the Company in October 1991. He has served as Chairman of the Board and Chief Executive Officer of Chemex, Pharmaceuticals, Inc. ("Chemex") since February 1989 and as Chief Executive Officer from February 1989 through January 1996, when Chemex merged with Access Pharmaceutical Corporation ("Access") and the combined entity changed its name to Access. From October 1986 to January 1988, Mr. McDade was Chairman, President and Chief Executive Officer of Armour Pharmaceuticals, Inc., after previously serving as President, International Health Care Division of the Revlon Health Care Group. Mr. McDade holds a B.S. in Biology from the University of Notre Dame and a B.P.H. in Theology and Philosophy from Laval University. He is Chairman of the Board of Access and a director of Cytrx, Inc., Discovery Ltd. and several privately held companies.

     Mr. David Titus became a director of the Company in April 1990. Mr. Titus is currently a General Partner of Windward Ventures Management, L.P., a venture capital firm, which he founded in November 1997. Prior to founding Windward Ventures Management, L.P., Mr. Titus was Managing Director of Windward Ventures, a venture capital consulting and investment firm, which he founded in 1993. From May 1986 to December 1992, he served in various capacities at Technology Funding, Inc., a venture capital firm, including Group Vice President, Technology Funding, Inc., and General Partner of Technology Funding Limited. Prior to joining Technology Funding, Inc. in May 1986, Mr. Titus was a founder and Senior Vice President of the Technology Division of Silicon Valley Bank. Mr. Titus earned a B.A. in Economics from the University of California, Santa Barbara. He is a director of several privately held companies.

SCIENTIFIC STRATEGY TEAM

     Shaman's Scientific Strategy Team ("SST") consists of an interdisciplinary group of ethnobotanists, scientists, pharmacologists, physicians, pharmacists and Company personnel. Several members of the SST who are actively working in the field have agreed to exclusively advise the Company in connection with medical and ethnobotanical matters and to refrain from consulting with other pharmaceutical companies on all ethnobotanical matters. Some members may have collaborative relationships with other pharmaceutical firms for random collection of plants on a contract basis.

     The principal criteria used in selecting members of the SST are breadth of the scientific discipline, recognized scientific excellence in their fields, and ability to contribute to the team evaluation process. The Company relies on the SST to assist in the identification of plant candidates for Shaman's botanical screening process and to evaluate the information obtained about these candidates, both in the field and in literature. SST members who are not employees of the Company are compensated with stock options for their general contributions throughout the year, and are paid $1,000 per day for participation at the SST meetings, which occur approximately every 12 months. Shaman also pays SST members for any additional consulting services and field expeditions conducted on behalf of the Company.

     The SST includes the following members:

     Edward F. Anderson, Ph.D. is a Senior Research Botanist at the Desert Botanical Gardens in Phoenix, Arizona. Formerly, he was a Professor of Biology at the Whitman College in Walla Walla, Washington. Dr. Anderson received a B.A. in Biology from Pomona College in California and an M.A. and a Ph.D. in Botany from Claremont Graduate School and Rancho Santa Ana Botanic Garden, respectively.

     Paul S. Auerbach, M.D. is Chief Operating Officer of MedAmerica in Oakland, California. Dr. Auerbach was formerly Chief, Division of Emergency Medicine at Stanford University Hospital in Stanford, California. Dr. Auerbach earned an A.B. in Religion from Duke University, an M.D. from Duke University School of Medicine, and was a Sloan fellow, M.S.M. at Stanford University Graduate School of Business.

     Michael J. Balick, Ph.D. is Director of the Institute of Economic Botany at The New York Botanical Garden. Dr. Balick holds a B.S. in Agriculture and Plant Science from the University of Delaware and both an A.M. and a Ph.D. in Biology from Harvard University.

     Baruch S. Blumberg, M.D., Ph.D. is Associate Director of Clinical Research at the Fox Chase Cancer Center in Philadelphia and the first American dean of a college at Oxford University. Dr. Blumberg became a Nobel laureate in 1976 for his discovery of the hepatitis B antigen. He received a B.S. from Union College in New York, an M.D. from the College of Physicians and Surgeons at Columbia University and a Ph.D. in Biochemistry from Oxford University.

     Anthony Conte is a retired pharmacist and former proprietor of the Gilliar Drug Company, Inc. Mr. Conte has 30 years of experience in commercializing pharmaceuticals. He received a B.S. in Pharmacy from Long Island University, Brooklyn College of Pharmacy and an M.S. in Pharmaceutical Chemistry from Columbia University. Mr. Conte is the father of Ms. Conte, President, Chief Executive Officer and a director of Shaman.

     James A. Duke, Ph.D. is a recently retired research scientist at the Agricultural Research Service of the United States Department of Agriculture. Dr. Duke earned his A.B., B.S. and Ph.D. in Botany from the University of North Carolina.

     Elaine Elisabetsky, Ph.D. is a research fellow of the Brazilian Research Council, Associate Professor at the Universidade Federal do Rio Grande do Sul and a board member of the International Society of Ethnopharmacology. Dr. Elisabetsky holds a B.S. in Biomedical Sciences from the Escola de Medicina in Sao Paulo, Brazil, a Ph.D. in Pharmacology from the Departmento de Farmacologia e Bioquimica, Escola Paulista de Medicina in Brazil, and has received post-doctorate training in ethnobotany and ethnopharmacology from The New York Botanical Garden.

     Norman R. Farnsworth, Ph.D. is Research Professor of Pharmacognosy and Director of the Program for Collaborative Research in the Pharmaceutical Sciences at the College of Pharmacy, University of Illinois at Chicago. Dr. Farnsworth received a B.S. and an M.S. in Pharmacy from the Massachusetts College of Pharmacy and a Ph.D. in Pharmacognosy from the University of Pittsburgh.

     Maurice M. Iwu, Ph.D. is founder and director of BioResources Development Conservation Programme and Professor of Pharmacognosy and Medicinal Chemistry at the University of Nigeria, Nsukka. Dr. Iwu earned a Ph.D. in Pharmacognosy from the University of Bradford, England.

     Charles F. Limbach, M.D. is a practitioner of family medicine in Salinas, California. Dr. Limbach earned a B.A. in Biology from the University of Michigan and an M.D. from Michigan State University.

     Koji Nakanishi, Ph.D. is Centennial Professor of Chemistry at Columbia University and formerly Director of the Suntory Institute for Bioorganic Research in Osaka, Japan. Dr. Nakanishi was the recipient of the 1990 Japan Academy Prize and the Imperial Prize, the highest Japanese honor a scholar can receive. He received a B.S. and a Ph.D. in Chemistry from Nagoya University in Japan.

     Mark J. Plotkin, Ph.D. is Executive Director of Ethnobiology and Conservation Team and previously served as Director of Plant Conservation at the World Wildlife Fund. He also serves as a Research Associate of Ethnobotanical Conservation at the Botanical Museum at Harvard University and Secretary of the

Ethnobotany Specialist Group, Species Survival for the International Union for the Conservation of Nature. Dr. Plotkin received an A.B. from Harvard University Extension, an M.F.S. in Wildlife Ecology from Yale School of Forestry and Environmental Studies, and a Ph.D. in Biological Conservation from Tufts University.

     Nathaniel Quansah, Ph.D. is an independent ethnobotanical researcher. Dr. Quansah obtained a B.S. from the University of Cape Coast, Ghana and a Ph.D. in Botany from Goldsmith's College, University of London.

     Robert F. Raffauf, Ph.D. is Professor Emeritus at Northeastern University's College of Pharmacy. He holds a B.S. in Chemistry/Biology from the College of the City of New York, an M.A. in Chemistry from Columbia University and a Ph.D. in Organic/Analytical Chemistry from the University of Minnesota.

     Richard E. Schultes, Ph.D. is Professor Emeritus at Harvard University. Dr. Schultes has spent 40 years studying the traditional uses of the higher plants and fungi of the Colombian Amazon. He has been the recipient of numerous awards, including the Gold Medal of the World Wildlife Fund. Dr. Schultes holds an A.B., an A.M. and a Ph.D. from Harvard University.

     Charles G. Smith, Ph.D. has been a consultant to start-up businesses, major pharmaceutical companies and venture capital firms since 1986. Most recently, he served as Vice President of Research and Development at Revlon Healthcare Group. Dr. Smith received a B.S. in Chemistry from Illinois Institute of Technology, an M.S. in Biochemistry from Purdue University, and a Ph.D. in Biochemistry from the University of Wisconsin.

     D. Doel Soejarto, Ph.D. is Professor of Pharmacognosy for the Department of Medicinal Chemistry and Pharmacognosy and for the Program for Collaborative Research in the Pharmaceutical Sciences at the University of Illinois at Chicago. Dr. Soejarto holds a B.S. in Biology from the College of Tjiawi, Java, an A.M. in Biology/Botany from Harvard University and a Ph.D. in Biology from Harvard University.

     Hildebert K.M. Wagner, Ph.D. is Professor of Pharmacognosy in the Institut Fur Pharmazeutische Biologie at the Ludwig Maximilians University in Munich, Germany. Dr. Wagner also serves as co-director of the Institute of Pharmaceutical Biology at the University of Munich. He earned his Ph.D. in Pharmacognosy at the University of Munich.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of Preferred Stock, par value $0.001 per share.

COMMON STOCK

     As of July 24, 1998, there were 18,980,862 shares of Common Stock outstanding held of record by approximately 868 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, sale or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights and have no rights to convert their Common Stock into any other securities. Holders of Common Stock have no preemptive or subscription rights and there are no redemption or conversion rights with respect to such shares. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the offering will be, fully paid and nonassessible.

PREFERRED STOCK

     The Board of Directors has the authority to cause the Company to issue without any further vote or action by the stockholders, up to the authorized number of shares of Preferred Stock in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control. As of July 24, 1998 there were 400,000 shares of authorized Series A Preferred Stock, all of which shares were issued and outstanding. Shares of Series B Preferred Stock were proposed to be authorized and issued but will not be so authorized or issued if this offering is completed. Upon the completion of this offering, there will be a minimum of 150,000 and a maximum of 200,000 shares of authorized Series C Preferred Stock, all of which will be issued and outstanding.

  Series A Preferred Stock

     As of July 24, 1998, there were 400,000 shares of Series A Preferred Stock (the "Series A Preferred Stock") outstanding held of record by one stockholder.

     Voting. Each holder of Series A Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which the shares of Series A Preferred Stock held by such stockholder are convertible and has voting rights and powers equal to those of the Common Stock, except as otherwise expressly provided or as required by law.

     Dividends. Subject to preferential rights with respect to any series of preferred stock which may from time to time come into existence, holders of Series A Preferred Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. Any dividends declared on the Series A Preferred Stock are not cumulative.

     Liquidation Preference. In the event of a liquidation, dissolution, sale or winding up of the Company, holders of Series A Preferred Stock are entitled to receive $8.15 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) plus all accrued or declared but unpaid dividends. If the assets and funds of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit payment of the full preferential amount, then holders of the Series A Preferred

Stock are entitled to share ratably the entire amount of such assets or funds legally available for distribution. After payment of the liquidation preference, the remaining assets and funds of the Company legally available for distribution shall be divided ratably among the holders of Common Stock.

     Conversion. Each share of Series A Preferred Stock is convertible into one share of Common Stock, as adjusted for any stock dividends, combinations or splits with respect to such shares, at any time at the option of the holder; provided, however, that the minimum number of shares which may be converted at any one time is 75,000 shares, or such lesser number of shares as are then outstanding. Each share of Series A Preferred Stock shall automatically convert into Common Stock on the earlier to occur of: (i) immediately in the event that at any time prior to July 23, 1999, the closing sale price of the Company's Common Stock (as listed on The Nasdaq National Market) has for a period of 60 consecutive trading days exceeded $8.15 per share, at which time each share of Series A Preferred Stock will automatically convert into one share of Common Stock, as appropriately adjusted for any stock dividends, combinations or splits; or (ii) July 23, 1999, at which time each share of Series A Preferred Stock will automatically convert into such number of shares of Common Stock as equals $8.15 divided by the weighted-average closing sale price for the 60 consecutive trading days ending two days prior to July 23, 1999, but in no event shall a share of Series A Preferred Stock be convertible into more than 1.3578 shares of Common Stock, in each case as appropriately adjusted for any stock dividends, combinations or splits with respect to such shares of Common Stock.

     Redemption. The Series A Preferred Stock is not redeemable.

     Priority. The Series A Preferred Stock ranks senior to the Common Stock and junior to the Series C Preferred Stock, if issued, as to dividends, distributions and distribution of assets upon liquidation, dissolution or winding up of the Company.

  Series C Preferred Stock

     As of the completion of this offering, there will be between 150,000 and 200,000 shares of Series C Preferred Stock outstanding.

     Voting. The holders of the Series C Preferred Stock are entitled (i) during the first year after the issuance thereof to one vote for each six shares held; and (ii) thereafter, to one vote for each share of Common Stock into which such share of Series C Preferred Stock is convertible on the record date for the matter to be voted on.

     Dividends. Each share of Series C Preferred Stock shall be entitled to receive cumulative dividends paid semi-annually on May 31 and November 30 of each year to the holders of record of such shares on March 31 and September 30 of such year as follows: (i) a stock-on-stock dividend of $10.00 per annum, paid in arrears, in shares of Common Stock (valued at 85% of the average closing price of the Common Stock for the 10 trading day period ending three trading days prior to the date on which the dividend is paid); plus (ii) a cash amount equaling 0.00005% of the Company's United States net sales, if any, for the preceding two calendar quarters of its SP-303/Provir product for the treatment of diarrhea (equivalent to a 7.5% royalty for the Minimum and a 10% royalty for the Maximum of the aggregate shares of Series C Preferred Stock) less $5.00 (the value of the semi-annual stock dividend). If under Delaware law, the Company is unable to pay the cash amount of the above described dividend, then the cash portion shall be payable in shares of Common Stock (valued at 85% of the average closing price of the Common Stock for the 10 day trading period ending three days prior to the date on which the dividend is paid).

     Liquidation Preference. In the event of a liquidation, dissolution, sale or winding up of the Company, holders of the Series C Preferred Stock shall be entitled to receive, prior and in preference to the holders of the Common Stock and the Series A Preferred Stock, but subordinate to the holders of the Series B Preferred Stock, an amount equal to $100 per share, plus any accrued and unpaid dividends.

     Conversion. Each share of Series C Convertible Preferred Stock shall be convertible, at any time at least 12 months after the original issuance date thereof at the election of each holder, and automatically on the fourth anniversary of the date on which any shares of Series C Preferred Stock were first issued, into the greater of (i) 16.6667 shares of Common Stock or (ii) such number of shares of Common Stock as equals

$100 divided by 85% of the average closing price of the Common Stock for the 10 trading day period ending three trading days prior to the date of conversion.

     Redemption. The Series C Preferred Stock is not redeemable.

     Priority. The Series C Preferred Stock ranks senior to the Common Stock and Series A Preferred Stock, but junior to the Series B Preferred Stock, as to dividends, distributions and distribution of assets upon liquidation, dissolution or winding up of the Company.

WARRANTS

     As of July 24, 1998, there were outstanding warrants to purchase an aggregate of 1,261,024 shares of Common Stock at a weighted average exercise price of $7.79 per share.

     In September 1993, the Company issued, in connection with equipment lease financings, warrants to purchase 23,524 shares of Common Stock at prices ranging from $10.50 to $10.83 per share. These warrants expire September 1998.

     In March 1998, the Company issued to certain investors the March Warrants to purchase an aggregate of 137,500 shares of Common Stock. The March Warrants are exercisable through March 18, 2001 at an exercise price of $7.50 per share. The Company has filed a registration statement with the SEC for the resale of shares issued upon exercise of the March Warrants, which registration statement was declared effective on July 10, 1998.

     In June 1998, the Company issued to certain investors the June Warrants to purchase an aggregate of 350,000 shares of Common Stock. The June Warrants are exercisable through June 22, 2003 at an exercise price per share equal to 115% of the average trading price of the Common Stock during specified measurement periods. The June Warrants provide for adjustment of the number of shares of Common Stock issuable upon exercise thereof, including upon the distribution of certain dividends, upon the Company's reorganization, reclassification or merger, or upon the division or combination of the Company's Common Stock. The Company has filed a registration statement with the SEC for the resale of shares issued upon exercise of the June Warrants, which registration statement was declared effective on July 10, 1998.

     As long as any of the foregoing warrants remain unexercised and outstanding, the holders thereof will have the opportunity to profit from an increase in the market price of the Common Stock, if any, without assuming the risk of ownership.

REGISTRATION RIGHTS

     The Company has granted to one investor certain demand and "piggyback" rights to register shares of Common Stock currently owned or in the future acquired by such investor pursuant to a stock purchase agreement between the Company and such investor.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company is offering for sale on a "best efforts" basis a minimum of 150,000 (the "Minimum Offering Amount"), and a maximum of 200,000 (the "Maximum Offering Amount") shares of Series C Preferred Stock. There is no minimum number of shares that investors must purchase.

ESCROW

     All funds received from investors and accepted by the Company will be deposited into an escrow account with U.S. Bank Trust N.A. The escrow will provide that funds may be released from escrow only upon the satisfaction of certain conditions, including the deposit of the Minimum Offering Amount in the
escrow account on or before August   , 1998; provided, however, that the Company
may extend such date for up to
an additional 30 days (the release of the escrowed funds under such conditions being the "Initial Closing"). In the event that additional funds are raised subsequent to the Initial Closing, one or more later closings may be held until the Maximum Offering Amount is sold or until the termination of the offering as provided below.

     The offering will terminate upon the first to occur of: (a) the failure of the Company to meet the conditions of the Initial Closing; (b) the sale of the Maximum Offering Amount of Shares; or (c) the expiration of 30 days after the Initial Closing; provided, however, that the Company may extend such 30-day period for up to an additional 30 days.

     If the offering does not achieve the Minimum Offering Amount within the time period specified above, any subscription funds received in connection with the offering will be promptly returned with interest thereon at the rate of 10% per annum from the date such funds were deposited into escrow. If an investor's subscription is rejected by the Company, such investor's funds will be promptly returned without interest.

PLACEMENT AGENT

     The Company and the Placement Agent have entered into an agreement (the "Placement Agent Agreement") pursuant to which the Placement Agent has agreed to use its best efforts to sell for the Company a minimum of $15 million, and a maximum of $20 million, aggregate principal amount of Shares.

     The Placement Agent Agreement provides that the Placement Agent and the Company will promptly remit the purchase price of the Shares upon receipt thereof and acceptance by the Company (not later than noon of the next business day following receipt) to a segregated bank escrow account, at U.S. Bank Trust N.A., in trust for the respective purchasers of the Shares pending closing under the Placement Agent Agreement. The Placement Agent and the Company will provide wire transfer instructions, as necessary. See " -- Subscription Procedures" below.

     The Company has agreed to pay the Placement Agent a commission equal to six percent of the proceeds received from investors in the offering; provided, however, that the Company will only pay a commission in an amount equal to three percent of the proceeds received from investors introduced to the Placement Agent by the Company. The Company has also agreed to reimburse the Placement Agent for expenses incurred in connection with such offering, including up to an aggregate of $50,000 for legal counsel to the Placement Agent.

     The Company has agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, to contribute to payments that the Placement Agent may be required to make in respect thereof.

SUBSCRIPTION PROCEDURES

     Any person interested in purchasing the Shares should complete and execute a Subscription Agreement and send the Subscription Agreement, together with a money order, bank draft or check made payable to "U.S. Bank Trust N.A. as Escrow
Agent for Escrow No.      " for the amount of its subscription to Dakin
Securities Corporation, Attn: Syndicate Desk, Dakin Securities Corporation, 505 Sansome Street, San Francisco, California 94111. The Placement Agent and the Company will provide wire transfer instructions, as necessary. No Subscription Agreement will be effective until accepted by the Company.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Sheppard, Mullin, Richter & Hampton LLP, San Francisco, California, is acting as counsel for the Placement Agent in connection with certain legal matters relating to the shares of Series C Preferred Stock offered hereby.

                                    EXPERTS

     The financial statements of the Company appearing in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     This Prospectus, which constitutes a part of a Registration Statement on Form S-2 (the "Registration Statement") filed by the Company with the SEC under the Securities Act omits certain of the information set forth in the Registration Statement. For further information with respect to the Company and the Series C Preferred Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities of the SEC described below, and copies of such material may be obtained from such office upon payment of the fees prescribed by the SEC.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the following regional offices of the Commission:
New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. Furthermore, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such Web site is located at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents filed by the Company (File No. 0-21022) with the Commission are hereby incorporated herein by reference:
(a) the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended on Form 10K/A on each of May 4, May 11 and May 28, 1998; (b) the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1998, as amended on Form 10-Q/A on each of May 28 and July 9, 1998; (c) the Company's Definitive Proxy Statement dated April 15, 1998, filed in connection with the Company's 1998 Annual Meeting of Stockholders; and (d) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A, as amended, filed with the SEC on December 18, 1992, including any amendments or reports filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Shaman Pharmaceuticals, Inc., 213 East Grand Avenue, South San Francisco, California 94080-4812, telephone (650) 952-7070, facsimile (650) 873-8367, Attn: Corporate Communications.

     This Prospectus is accompanied by a copy of the Company's 1997 Annual Report on Form 10-K/A, together with any amendments thereto, filed with the SEC for each subsequent fiscal year of the Company during the duration of this Offering and by a copy of the Company's Proxy Statement used for the solicitation of stockholders for each subsequent annual meeting of stockholders held during the duration of this offering.

     The Company shall deliver without charge to each person to whom this Prospectus is delivered a copy of the Company's latest Form 10-Q filed with the SEC with respect to the most recent fiscal quarter which ends after the end of the latest fiscal year of the Company for which the Company has delivered the 1997 Annual Report as described above. The Company shall also provide without charge a copy of each Form 8-K, if any, filed with the SEC since the end of the latest fiscal year of the Company for which the audited financial statements were included in the latest Form 10-K/A filed with the SEC.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF SERIES C PREFERRED STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   17
Price Range of Common Stock...........   18
Dividend Policy.......................   18
Capitalization........................   19
Selected Financial Data...............   20
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations...........   21
Business..............................   25
Management............................   38
Description of Capital Stock..........   43
Plan of Distribution..................   45
Legal Matters.........................   47
Experts...............................   47
Available Information.................   47
Incorporation of Certain Documents by
  Reference...........................   47

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                        MINIMUM OFFERING 150,000 SHARES
                        MAXIMUM OFFERING 200,000 SHARES

                                     [LOGO]
                              SERIES C CONVERTIBLE
                                PREFERRED STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------
                                 JULY   , 1998
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq listing fee.

SEC registration fee........................................  $  5,900
Nasdaq listing fee..........................................     6,000
Accounting fees and expenses................................    50,000
Legal fees and expenses.....................................   125,000
Printing and engraving fees.................................    50,000
Miscellaneous fees and expenses.............................    38,100
                                                              --------
          Total.............................................  $275,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Restated Certificate of Incorporation provides that the Registrant's directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant has entered into indemnification agreements with all of its officers and directors, as permitted by the DGCL.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The exhibits listed in the Exhibit Index are filed as part of this Registration Statement.

(a) EXHIBITS


   EXHIBIT
   NUMBER                              DESCRIPTION
   -------                             -----------
 1.1*          Form of Placement Agent Agreement by and between the
               Registrant and Dakin Securities Corporation.
 1.2*          Form of Escrow Agreement by and between the Registrant and
               Silicon Valley Bank.
 3.1(12)       Restated Certificate of Incorporation, as filed with the
               Delaware Secretary of State on June 3, 1997.
 3.2(9)        Amended and Restated By-Laws, as amended March 29, 1996.
 3.3(14)       Form of Certificate of Designations of Series B Custom
               Convertible Preferred Stock.
 3.4*          Certificate of Designation of Preferences of Series C
               Preferred Stock.
 4.1(9)        Certificate of Designation of Preferences of Series A
               Preferred Stock of the Registrant, as filed with the
               Delaware Secretary of State on July 27, 1996.
 5.1*          Opinion of Brobeck, Phleger & Harrison LLP.
10.1(1)(16)    1990 Stock Option Plan, as amended.
10.2(1)(16)    401(k) Plan.
10.3(1)(16)    Form of Stock Purchase Agreement.
10.6(1)        Form of Indemnification Agreement.
10.8(1)        Form of Agreement with Scientific Strategy Team Members.
10.9(1)        Form of Proprietary Information and Inventions
               Agreement-Employees.
10.10(1)       Form of Proprietary Information and Inventions
               Agreement-Consultants.
10.12(1)(15)   License Agreement dated February 8, 1990, between Shaman and
               Dr. Michael Tempesta.
10.13(1)(15)   Stock Purchase Agreement dated June 15, 1990, between Shaman and Lisa A. Conte.
10.17(1)       Master Equipment Lease Agreement dated December 26, 1990,
               between Shaman and Lease Management Services, Inc.
10.24(1)(15)   Supply Agreement dated June 1, 1992.
10.29(1)       Registration Rights Agreement dated October 22, 1992, as
               amended December 14, 1992, between Shaman and certain
               holders of preferred stock of Shaman.
10.30(1)       Industrial Lease Agreement dated January 1, 1993, between
               Shaman and Grand/ Roebling Investment Company.
10.31(1)       Three Party Agreement dated as of January 1, 1993, by and
               among Berlex Laboratories, Inc., Shaman and Grand/Roebling
               Investment Company.
10.37(4)       Loan and Security Agreement dated September 27, 1993,
               between Shaman and Household Commercial of California.
10.39(4)       Common Stock Warrant dated September 30, 1993, issued to
               MMC/GATX Partnership No. I.
10.40(4)       Common Stock Warrant dated October 5, 1993, issued to Meier
               Mitchell & Co.
10.41(6)(15)   Joint Research and Product Development Agreement, dated May
               24, 1995, by and between Ono Pharmaceutical Co., Ltd. and
               Registrant.

   EXHIBIT
   NUMBER                              DESCRIPTION
   -------                             -----------
10.41(a)(10)   Amendment Agreement, dated December 4, 1996, to the Joint
               Research and Product Development Agreement by and between
               Ono Pharmaceutical Co., Ltd. and Registrant.
10.42(6)(15)   License Agreement, dated June 8, 1995, by and between Bayer
               AG and Registrant.
10.43(7)(15)   Development Agreement, dated January 11, 1996, by and
               between Abbott Laboratories and Registrant.
10.47(9)(15)   Subscription Agreement dated July 25, 1996 by and between
               the Registrant and Fletcher International Limited.
10.48(10)(15)  Joint Research and Product Development and Commercialization
               Agreement dated September 23, 1996, by and between Lipha,
               Lyonnaise Industrielle Pharmaceutique s.a. and the
               Registrant.
10.49(10)(15)  Stock Purchase Agreement dated September 23, 1996, by and between Lipha, Lyonnaise Industrielle Pharmaceutique s.a.
               and the Registrant.
10.50(11)(16)  Shaman Pharmaceuticals, Inc. 1992 Stock Option Plan (as
               Amended and Restated on February 14, 1997).
10.51(3)(16)   Form of Notice of Grant with Stock Option Agreement.
10.52(3)(16)   Form of Addendum to Stock Option Agreement (Special Tax
               Elections).
10.53(3)(16)   Form of Addendum to Stock Option Agreement (Limited Stock
               Appreciation Rights).
10.54(11)(16)  Form of Non-Employee Director Automatic Stock Option
               Agreement.
10.55(12)      Masopracol License Agreement, dated as of March 19, 1997, by and between Access Pharmaceuticals, Inc. and the Registrant.
10.56(12)(15)  Amended and Restated Masopracol License Agreement, dated as of April 1997, by and between Access Pharmaceuticals, Inc.
               and the Registrant.
10.57(12)      Loan and Security Agreement, dated as of May 7, 1997,
               between MMC/GATX Partnership I and Registrant.
10.57A(12)     Amendment No. 1 to Loan and Security Agreement, dated as of
               June 30, 1997, by and between Registrant and MMC/GATX
               Partnership No. I.
10.57B*        Waiver letter dated July 16, 1998, executed by Shaman
               Pharmaceuticals, Inc. and approved by MMC/GATX Partnership
               No. I as to the payment of dividends on the Series C
               Preferred Stock.
10.58(12)      Secured Promissory Note, dated May 16, 1997, issued in favor of MMC/GATX Partnership No. I.
10.59(12)      Warrant, granted May 7, 1997, in favor of MMC/GATX
               Partnership No. I.
10.60(12)      Amendment to Warrants, dated May 7, 1997, MMC/GATX
               Partnership No. I and Registrant.
10.61(12)      Engagement Agreement, dated April 7, 1997, by and between
               Registrant and Diaz & Altschul Capital, LLC.
10.62(12)      Amended Engagement Agreement, dated June 30, 1997, by and
               between Registrant and Diaz & Altschul Capital, LLC.
10.63(12)      Form of Note Purchase Agreement, dated as of June 30, 1997, by and between Registrant and certain investors.
10.64(13)      Master Lease Agreement, dated September 15, 1997, between
               Registrant and Transamerica Business Credit Corporation.
10.65(13)      Amendment to Note Purchase Agreement, dated as of June 30,
               1997, by and between Registrant and Certain investors.

   EXHIBIT
   NUMBER                              DESCRIPTION
   -------                             -----------
10.66(14)      Amendment Agreement, dated as of March 18, 1998, by and
               between the Registrant and certain investors.
10.67(14)      Form of Common Stock Purchase Warrant, dated as of March 18,
               1998, issued to certain investors.
10.69(14)      Second Amendment Agreement, dated as of June 10, 1998, by
               and between the Registrant and certain investors.
12.1*          Statement Regarding Computation of Ratios.
23.1           Consent of Ernst & Young LLP, Independent Auditors.
23.2*          Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5.1).
24.1*          Power of Attorney (included under the caption "Signatures").


---------------
  *  Previously filed.

 **  To be filed by amendment.

 (1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1, File No. 33-55892 which was declared effective January 26, 1993.

 (2) Intentionally omitted.

 (3) Incorporated by reference to exhibits filed on July 23, 1993 with Registrant's Registration Statement on Form S-8, File No. 33-66450.

 (4) Incorporated by reference to exhibits filed on November 10, 1993 with Registrant's Registration Statement on Form S-1, File No. 33-71506.

 (5) Intentionally omitted.

 (6) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, as amended.

 (7) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.

 (8) Intentionally omitted.

 (9) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, as amended.

(10) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as amended.

(11) Incorporated by reference to exhibits filed on June 30, 1997 with Registrant's Registration Statement on Form S-8, File No. 333-30365.

(12) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-3, File No. 333-31843.

(13) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

(14) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-3, File No. 333-49025.

(15) Confidential treatment has been granted with respect to certain portions of these agreements.

(16) Management contract or compensation plan.

(b) FINANCIAL STATEMENT SCHEDULES

     None.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 30th day of July, 1998.


                                          SHAMAN PHARMACEUTICALS, INC.

                                          By: /s/ LISA A. CONTE
                                            ------------------------------------
                                            Lisa A. Conte
                                            President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities and on the dates indicated:


                          NAME                                         TITLE                   DATE
                          ----                                         -----                   ----

                   /s/ LISA A. CONTE                      Director, President, and Chief   July 30, 1998
--------------------------------------------------------  Executive Officer (Principal
                     Lisa A. Conte                        Executive Officer)

                           *                              Chief Financial Officer (Chief   July 30, 1998
--------------------------------------------------------  Financial and Accounting
                   Stephanie C. Diaz                      Officer)

                           *                              Chairman of the Board            July 30, 1998
--------------------------------------------------------
                      G. Kirk Raab

                                                          Director                         July   , 1998
--------------------------------------------------------
                  Adrian D.P. Bellamy

                                                          Director                         July   , 1998
--------------------------------------------------------
                      Jeffrey Berg

                           *                              Director                         July 30, 1998
--------------------------------------------------------
                 Herbert H. McDade, Jr.

                           *                              Director                         July 30, 1998
--------------------------------------------------------
                     M. David Titus

                 *By: /s/ LISA A. CONTE
  ---------------------------------------------------
                     Lisa A. Conte
                   (Attorney-in-Fact)

                                 EXHIBIT INDEX


   EXHIBIT                                                                    PAGE
   NUMBER                              DESCRIPTION                           NUMBER
   -------                             -----------                           ------
 1.1*          Form of Placement Agent Agreement by and between the
               Registrant and Dakin Securities Corporation.
 1.2*          Form of Escrow Agreement by and between the Registrant and
               Silicon Valley Bank.
 3.1(12)       Restated Certificate of Incorporation, as filed with the
               Delaware Secretary of State on June 3, 1997.
 3.2(9)        Amended and Restated By-Laws, as amended March 29, 1996.
 3.3(14)       Form of Certificate of Designations of Series B Custom
               Convertible Preferred Stock.
 3.4*          Certificate of Designation of Preferences of Series C
               Preferred Stock.
 4.1(9)        Certificate of Designation of Preferences of Series A
               Preferred Stock of the Registrant, as filed with the
               Delaware Secretary of State on July 27, 1996.
 5.1*          Opinion of Brobeck, Phleger & Harrison LLP.
10.1(1)(16)    1990 Stock Option Plan, as amended.
10.2(1)(16)    401(k) Plan.
10.3(1)(16)    Form of Stock Purchase Agreement.
10.6(1)        Form of Indemnification Agreement.
10.8(1)        Form of Agreement with Scientific Strategy Team Members.
10.9(1)        Form of Proprietary Information and Inventions
               Agreement-Employees.
10.10(1)       Form of Proprietary Information and Inventions
               Agreement-Consultants.
10.12(1)(15)   License Agreement dated February 8, 1990, between Shaman and
               Dr. Michael Tempesta.
10.13(1)(15)   Stock Purchase Agreement dated June 15, 1990, between Shaman and Lisa A. Conte.
10.17(1)       Master Equipment Lease Agreement dated December 26, 1990,
               between Shaman and Lease Management Services, Inc.
10.24(1)(15)   Supply Agreement dated June 1, 1992.
10.29(1)       Registration Rights Agreement dated October 22, 1992, as
               amended December 14, 1992, between Shaman and certain
               holders of preferred stock of Shaman.
10.30(1)       Industrial Lease Agreement dated January 1, 1993, between
               Shaman and Grand/Roebling Investment Company.
10.31(1)       Three Party Agreement dated as of January 1, 1993, by and
               among Berlex Laboratories, Inc., Shaman and Grand/Roebling
               Investment Company.
10.37(4)       Loan and Security Agreement dated September 27, 1993,
               between Shaman and Household Commercial of California.
10.39(4)       Common Stock Warrant dated September 30, 1993, issued to
               MMC/GATX Partnership No. I.
10.40(4)       Common Stock Warrant dated October 5, 1993, issued to Meier
               Mitchell & Co.
10.41(6)(15)   Joint Research and Product Development Agreement, dated May
               24, 1995, by and between Ono Pharmaceutical Co., Ltd. and
               Registrant.

   EXHIBIT                                                                    PAGE
   NUMBER                              DESCRIPTION                           NUMBER
   -------                             -----------                           ------
10.41(a)(10)   Amendment Agreement, dated December 4, 1996, to the Joint
               Research and Product Development Agreement by and between
               Ono Pharmaceutical Co., Ltd. and Registrant.
10.42(6)(15)   License Agreement, dated June 8, 1995, by and between Bayer
               AG and Registrant.
10.43(7)(15)   Development Agreement, dated January 11, 1996, by and
               between Abbott Laboratories and Registrant.
10.47(9)(15)   Subscription Agreement dated July 25, 1996 by and between
               the Registrant and Fletcher International Limited.
10.48(10)(15)  Joint Research and Product Development and Commercialization
               Agreement dated September 23, 1996, by and between Lipha,
               Lyonnaise Industrielle Pharmaceutique s.a. and the
               Registrant.
10.49(10)(15)  Stock Purchase Agreement dated September 23, 1996, by and between Lipha, Lyonnaise Industrielle Pharmaceutique s.a.
               and the Registrant.
10.50(11)(16)  Shaman Pharmaceuticals, Inc. 1992 Stock Option Plan (as
               Amended and Restated on February 14, 1997).
10.51(3)(16)   Form of Notice of Grant with Stock Option Agreement.
10.52(3)(16)   Form of Addendum to Stock Option Agreement (Special Tax
               Elections).
10.53(3)(16)   Form of Addendum to Stock Option Agreement (Limited Stock
               Appreciation Rights).
10.54(11)(16)  Form of Non-Employee Director Automatic Stock Option
               Agreement.
10.55(12)      Masopracol License Agreement, dated as of March 19, 1997, by and between Access Pharmaceuticals, Inc. and the Registrant.
10.56(12)(15)  Amended and Restated Masopracol License Agreement, dated as
               of April   , 1997, by and between Access Pharmaceuticals,
               Inc. and the Registrant.
10.57(12)      Loan and Security Agreement, dated as of May 7, 1997,
               between MMC/GATX Partnership I and Registrant.
10.57A(12)     Amendment No. 1 to Loan and Security Agreement, dated as of
               June 30, 1997, by and between Registrant and MMC/GATX
               Partnership No. I.
10.57B*        Waiver letter executed by Shaman Pharmaceuticals, Inc. and approved by MMC/GATX Partnership No. I as to the payment of dividends on the Series C Preferred Stock.
10.58(12)      Secured Promissory Note, dated May 16, 1997, issued in favor of MMC/GATX Partnership No. I.
10.59(12)      Warrant, granted May 7, 1997, in favor of MMC/GATX
               Partnership No. I.
10.60(12)      Amendment to Warrants, dated May 7, 1997, MMC/GATX
               Partnership No. I and Registrant.
10.61(12)      Engagement Agreement, dated April 7, 1997, by and between
               Registrant and Diaz & Altschul Capital, LLC.
10.62(12)      Amended Engagement Agreement, dated June 30, 1997, by and
               between Registrant and Diaz & Altschul Capital, LLC.
10.63(12)      Form of Note Purchase Agreement, dated as of June 30, 1997, by and between Registrant and certain investors.
10.64(13)      Master Lease Agreement, dated September 15, 1997, between
               Registrant and Transamerica Business Credit Corporation.

   EXHIBIT                                                                    PAGE
   NUMBER                              DESCRIPTION                           NUMBER
   -------                             -----------                           ------
10.65(13)      Amendment to Note Purchase Agreement, dated as of June 30,
               1997, by and between Registrant and Certain investors.
10.66(14)      Amendment Agreement, dated as of March 18, 1998, by and
               between the Registrant and certain investors.
10.67(14)      Form of Common Stock Purchase Warrant, dated as of March 18,
               1998, issued to certain investors.
10.69(14)      Second Amendment Agreement, dated as of June 10, 1998, by
               and between the Registrant and certain investors.
12.1*          Statement Regarding Computation of Ratios.
23.1           Consent of Ernst & Young LLP, Independent Auditors.
23.2*          Consent of Brobeck, Phleger & Harrison LLP (included in the opinion filed as Exhibit 5.1).
24.1*          Power of Attorney (included under the caption "Signatures").


---------------
  *  Previously filed.

 **  To be filed by amendment.

 (1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1, File No. 33-55892 which was declared effective January 26, 1993.

 (2) Intentionally omitted.

 (3) Incorporated by reference to exhibits filed on July 23, 1993 with Registrant's Registration Statement on Form S-8, File No. 33-66450.

 (4) Incorporated by reference to exhibits filed on November 10, 1993 with Registrant's Registration Statement on Form S-1, File No. 33-71506.

 (5) Intentionally omitted.

 (6) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, as amended.

 (7) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.

 (8) Intentionally omitted.

 (9) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, as amended.

(10) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as amended.

(11) Incorporated by reference to exhibits filed on June 30, 1997 with Registrant's Registration Statement on Form S-8, File No. 333-30365.

(12) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-3, File No. 333-31843.

(13) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

(14) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-3, File No. 333-49025.

(15) Confidential treatment has been granted with respect to certain portions of these agreements.

(16) Management contract or compensation plan.